Statement of Investments
Dreyfus Investment Portfolios, Core Bond Portfolio
March 31, 2006 (Unaudited)

Bonds and Notes--141.8%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Aerospace & Defense--.1%				
L-3 Communications, Conv. Bonds	3.00	8/1/35	60,000 a	**61,950**
Agricultural--.6%				
Altria, Notes	7.00	11/4/13	180,000	193,806
Altria, Debs.	7.75	1/15/27	160,000 b	183,583
				377,389
Airlines--.0%				
US Airways, Enhanced Equip. Notes, Ser. C	8.93	10/15/09	42,614 c,d	**4**
Asset-Backed Ctfs./Automobile Receivables--1.5%				
Capital One Prime Auto Receivables Trust, Ser. 2006-1, Cl. A1	4.87	3/15/07	240,000	240,028
Ford Credit Auto Owner Trust, Ser. 2004-A, Cl. C	4.19	7/15/09	160,000	157,035
Ford Credit Auto Owner Trust, Ser. 2005-B, Cl. B	4.64	4/15/10	185,000	181,903
Hyundai Auto Receivables Trust, Ser. 2006-A, Cl. A2	5.13	2/16/09	200,000	199,824
WFS Financial Owner Trust, Ser. 2005-2, Cl. B	4.57	11/19/12	250,000	245,800
				1,024,590
Asset-Backed Ctfs./Credit Cards--1.3%				
Capital One Multi-Asset Execution Trust, Ser. 2004-C1, Cl. C1	3.40	11/16/09	335,000	329,945
MBNA Master Credit Card Note Trust, Ser. 2002-C1, Cl. C1	6.80	7/15/14	525,000	556,475
				886,420
Asset-Backed Ctfs./Home Equity Loans--13.7%				
Accredited Mortgage Loan Trust, Ser. 2006-1, Cl. A1	4.88	4/25/36	350,000	350,000
Accredited Mortgage Loan Trust, Ser. 2005-1, Cl. A2A	4.92	4/25/35	43,245 e	43,275
Accredited Mortgage Loan Trust, Ser. 2005-2, Cl. A2A	4.92	7/25/35	104,238 e	104,294
Accredited Mortgage Loan Trust, Ser. 2005-3, Cl. A2A	4.92	9/25/35	254,382 e	254,580
Bayview Financial Acquisition Trust, Ser. 2005-B, Cl. 1A6	5.21	4/28/39	235,000	225,867
Bear Stearns Asset Backed Securities, Ser. 2005-TC1, Cl. A1	4.93	5/25/35	57,119 e	57,118
Citigroup Mortgage Loan Trust, Ser. 2005-HE1, Cl. A3A	4.91	5/25/35	45,007 e	45,011
Citigroup Mortgage Loan Trust, Ser. 2005-OPT3, Cl. A1A	4.91	5/25/35	250,482 e	250,520
Conseco Finance Securitization, Ser. 2000-E, Cl. A5	8.02	8/15/31	99,856	101,786
Countrywide Asset-Backed Ctfs., Ser. 2006-1, Cl. AF1	4.95	7/25/36	313,945 e	314,074
Credit-Based Asset Servicing and Securitization, Ser. 2005-CB4, Cl. AV1	4.92	8/25/35	96,431 e	96,491
Credit-Based Asset Servicing and Securitization, Ser. 2006-CB1, Cl. AF1	5.46	1/25/36	265,639	264,664
Credit-Based Asset Servicing and Securitization, Ser. 2005-CB8, Cl. AF5	5.65	12/25/35	335,000	328,366
Credit-Based Asset Servicing and Securitization, Ser. 2006-CB2, Cl. AF1	5.72	12/25/36	138,838	138,422
CS First Boston Mortgage Securities, Ser. 2002-HE4, Cl. MF1	6.94	8/25/32	140,000	140,881
First Franklin Mortgage Loan Asset-Backed Ctfs., Ser. 2005-FFH3, Cl. 2A1	4.95	9/25/35	236,316 e	236,495
First NLC Trust, Ser. 2005-3, Cl. AV2	5.05	12/25/35	460,000 e	460,283
Fremont Home Loan Trust, Ser. 2005-1, Cl. 2A1	4.92	6/25/35	1,627 e	1,627
Home Equity Asset Trust, Ser. 2005-8, Cl. M4	5.40	2/25/36	185,000 e	185,501
Home Equity Asset Trust, Ser. 2005-8, Cl. M5	5.43	2/25/36	240,000 e	240,561
Home Equity Asset Trust, Ser. 2005-8, Cl. M7	5.94	2/25/36	125,000 e	126,217
Mastr Asset Backed Securities Trust, Ser. 2005-WMC1, Cl. A3	4.92	3/25/35	36,066 e	36,069
Merrill Lynch Mortgage Investors, Ser. 2005-WMC2, Cl. A2A	4.91	4/25/36	35,829 e	35,832
Morgan Stanley ABS Capital I, Ser. 2005-WMC2, Cl. A2A	4.90	2/25/35	60,656 e	60,496
Morgan Stanley ABS Capital I, Ser. 2005-NC2, Cl. A3A	4.90	3/25/35	204,797 e	204,954
Morgan Stanley ABS Capital I, Ser. 2005-WMC3, Cl. A2A	4.91	3/25/35	58,570 e	58,600
Morgan Stanley ABS Capital I, Ser. 2005-WMC6, Cl. A2A	4.93	7/25/35	230,329 e	230,505
Ownit Mortgage Loan Asset Backed Ctfs., Ser. 2006-2, Cl. A2A	4.90	1/25/37	634,956 e	635,349
Ownit Mortgage Loan Asset Backed Ctfs., Ser. 2006-1, Cl. AF1	5.42	12/25/36	321,150	319,587
Park Place Securities, Ser. 2005-WHQ2, Cl. A2A	4.92	5/25/35	73,572 e	73,624
Popular ABS Mortgage Pass-Through Trust, Ser. 2005-6, Cl. M1	5.91	1/25/36	205,000	203,252
Renaissance Home Equity Loan Trust, Ser. 2006-1, Cl. AF2	5.53	5/25/36	300,000	299,631
Residential Asset Mortgage Products, Ser. 2004-RS6, Cl. AI2	3.81	1/25/26	51,047	50,880
Residential Asset Mortgage Products, Ser. 2004-RS12, Cl. AI6	4.55	12/25/34	180,000	172,971
Residential Asset Mortgage Products, Ser. 2005-RZ1, Cl. A1	4.92	12/25/34	98,544 e	98,622
Residential Asset Mortgage Products, Ser. 2005-RS3, Cl. AIA1	4.82	3/25/35	139,702 e	139,812
Residential Asset Mortgage Products, Ser. 2005-RS2, Cl. AII1	4.83	2/25/35	83,993 e	84,066
Residential Asset Mortgage Products, Ser. 2004-RS12, Cl. AII1	4.85	6/25/27	150,591 e	150,714
Residential Asset Mortgage Products, Ser. 2005-EFC5, Cl. M1	5.22	10/25/35	220,000	220,135
Residential Asset Mortgage Products, Ser. 2005-RS2, Cl. M2	5.30	2/25/35	210,000 e	212,556
Residential Asset Mortgage Products, Ser. 2005-RS2, Cl. M3	5.37	2/25/35	70,000 e	71,007
Residential Asset Securities, Ser. 2005-EMX1, Cl. AI1	4.92	3/25/35	70,291 e	70,347
Residential Asset Securities, Ser. 2005-EMX3, Cl. M1	5.25	9/25/35	215,000 e	215,716
Residential Asset Securities, Ser. 2005-EMX3, Cl. M2	5.27	9/25/35	240,000 e	240,769
Residential Funding Mortgage Securities II, Ser. 2006-HSA2, Cl. AI1	4.92	3/25/36	96,848 e	96,846
Saxon Asset Securities Trust, Ser. 2004-2, Cl. AF2	4.15	8/25/35	820,000	812,615
Soundview Home Equity Loan Trust, Ser. 2005-B, Cl. M2	5.73	5/25/35	150,000	147,869
Specialty Underwriting & Residential Finance, Ser. 2005-BC2, Cl. A2A	4.92	12/25/35	80,995 e	81,060
Specialty Underwriting & Residential Finance, Ser. 2005-BC1, Cl. A1A	4.93	12/25/35	65,652 e	65,702
Specialty Underwriting & Residential Finance, Ser. 2004-BC4, Cl. A2A	4.97	10/25/35	84,869 e	84,931
				9,140,452
Asset-Backed Ctfs./Manufactured Housing--.8%				
Green Tree Financial, Ser. 1994-7, Cl. M1	9.25	3/15/20	271,865	283,239
Origen Manufactured Housing, Ser. 2005-B, Cl. A2	5.25	12/15/18	150,000	148,783
Origen Manufactured Housing, Ser. 2005-B, Cl. M2	6.48	1/15/37	105,000	102,836
				534,858
Auto Manufacturing--1.0%				
DaimlerChrysler, Notes	4.88	6/15/10	110,000	106,112
DaimlerChrysler, Notes, Ser. E	5.21	10/31/08	365,000 e	366,651
DaimlerChrysler, Notes	5.33	3/13/09	200,000 e	200,197
				672,960
Banking--5.5%				
Chevy Chase Bank, Sub. Notes	6.88	12/1/13	160,000	164,800
Chuo Mitsui Trust & Banking, Sub. Notes	5.51	12/1/49	300,000 a	285,219
Colonial Bank of Montgomery Alabama, Sub. Notes	6.38	12/1/15	250,000	251,460
Crestar Capital Trust I, Capital Securities	8.16	12/15/26	340,000	358,586
Hibernia, Sub. Notes	5.35	5/1/14	165,000	158,505
Industrial Bank of Korea, Sub. Notes	4.00	5/19/14	325,000 a	308,085
Popular North America, Notes, Ser. F	5.24	12/12/07	180,000 e	180,126
Sovereign Bancorp, Sr. Notes	5.10	3/1/09	290,000 a,e	290,384
USB Capital IX, Bonds	6.19	4/1/49	140,000 b,e	138,913
Washington Mutual Preferred Funding Delaware, Bonds, Ser. A-1	6.53	3/15/49	200,000 a	194,488
Washington Mutual, Sub. Notes	4.63	4/1/14	375,000	343,428
Wells Fargo Capital I, Capital Securities, Ser. I	7.96	12/15/26	165,000	173,652
Western Financial Bank, Sub. Debs.	9.63	5/15/12	230,000	259,325
Zions Bancorporation, Sr. Notes	2.70	5/1/06	380,000	379,316
Zions Bancorporation, Sub. Notes	6.00	9/15/15	185,000	187,560
				3,673,847
Building & Construction--1.2%				
American Standard, Sr. Notes	7.38	2/1/08	205,000	211,025
Centex, Notes	4.75	1/15/08	100,000	98,640
DR Horton, Sr. Notes	5.88	7/1/13	180,000	172,351
DR Horton, Notes	8.00	2/1/09	115,000	121,797
Schuler Homes, Sr. Sub. Notes	10.50	7/15/11	170,000	181,475
				785,288
Chemicals--1.7%				
ICI Wilmington, Notes	4.38	12/1/08	50,000	48,236
ICI Wilmington, Notes	5.63	12/1/13	145,000	140,580
ICI Wilmington, Notes	7.05	9/15/07	100,000	101,761
International Flavors & Fragrances, Notes	6.45	5/15/06	400,000	400,453
Lubrizol, Sr. Debs.	6.50	10/1/34	95,000	94,087
RPM International, Sr. Notes	4.45	10/15/09	220,000	210,002
RPM International, Bonds	6.25	12/15/13	180,000	178,596
				1,173,715
Commercial & Professional Services--1.1%				
Aramark Services, Sr. Notes	6.38	2/15/08	250,000	253,413
Aramark Services, Sr. Notes	7.00	5/1/07	240,000	243,072
Erac USA Finance, Notes	7.95	12/15/09	100,000 a	107,785
R.R. Donnelley & Sons, Notes	5.00	11/15/06	105,000	104,433
				708,703

Commercial Mortgage Pass - Through Ctfs.--5.0%				
Bayview Commercial Asset Trust, Ser. 2006-SP1, Cl. A1	5.05	4/25/36	225,000 a,e	225,070
Bayview Commercial Asset Trust, Ser. 2004-1, Cl. A	5.18	4/25/34	131,847 a,e	132,095
Bayview Commercial Asset Trust, Ser. 2005-3A, Cl. A2	5.22	11/25/35	263,803 a,e	263,803
Bayview Commercial Asset Trust, Ser. 2003-1, Cl. A	5.40	8/25/33	128,252 a,e	129,084
Bayview Commercial Asset Trust, Ser. 2003-2, Cl. A	5.40	12/25/33	153,659 a,e	154,140
Bayview Commercial Asset Trust, Ser. 2006-1A, Cl. B3	7.77	3/25/36	99,648 a,e	99,648
Bayview Commercial Asset Trust, Ser. 2005-3A, Cl. B3	7.82	11/25/35	97,705 a,e	99,980
Bear Stearns Commercial Mortgage Securities, Ser. 2003-T12, Cl. A3	4.24	8/13/39	345,000	328,939
Bear Stearns Commercial Mortgage Securities, Ser. 2005-T18, Cl. A2	4.56	2/13/42	185,000	179,994
Bear Stearns Commercial Mortgage Securities. Ser. 1998-C1, Cl. A2	6.44	6/16/30	185,000	188,513
Calwest Industrial Trust, Ser. 2002-CALW, Cl. A	6.13	2/15/17	190,000 a	196,722
Crown Castle Towers, Ser. 2005-1A, Cl. D	5.61	6/15/35	170,000 a	165,484
DLJ Commercial Mortgage, Ser. 1998-CF2, Cl. A1B	6.24	11/12/31	150,000	153,029
Global Signal Trust, Ser. 2006-1, Cl. D	6.05	2/15/36	225,000 a	224,003
Global Signal Trust, Ser. 2006-1, Cl. E	6.50	2/15/36	50,000 a	49,884
Morgan Stanley Capital I, Ser. 1999-RM1, Cl. A2	6.71	12/15/31	73,578	75,584
Washington Mutual Asset Securities, Ser. 2003-C1A, Cl. A	3.83	1/25/35	741,624 a	709,332
				3,375,304
Diversified Financial Services--10.5%				
Amvescap, Notes	4.50	12/15/09	330,000	318,164
Amvescap, Notes	5.38	12/15/14	100,000	95,866
Amvescap, Sr. Notes	5.90	1/15/07	135,000	135,519
Capital One Bank, Sub. Notes	6.50	6/13/13	165,000	171,941
CIT, Sr. Notes	4.90	8/15/08	275,000 b,e	275,469
Countrywide Home Loans, Medium-Term Notes, Ser. L	2.88	2/15/07	400,000	391,672
Countrywide Home Loans, Notes	4.13	9/15/09	190,000	181,750
Countrywide Home Loans, Medium-Term Notes, Ser. J	5.50	8/1/06	145,000	145,208
Fondo LatinoAmericano de Reservas, Notes	3.00	8/1/06	440,000 a	437,005
Ford Motor Credit, Global Landmark Securities	5.63	10/1/08	200,000 b	183,002
Ford Motor Credit, Sr. Notes	7.20	6/15/07	365,000	360,301
Glencore Funding, Notes	6.00	4/15/14	380,000 a	362,323
GMAC, Notes	5.50	1/16/07	375,000 e	369,139
HSBC Finance, Sr. Notes	5.26	9/14/12	415,000 e	416,428
ILFC E-Capital Trust I, Bonds	5.90	12/21/65	340,000 a	330,310
Jefferies, Sr. Notes	7.75	3/15/12	100,000	109,149
Leucadia National, Sr. Notes	7.00	8/15/13	145,000	146,087
MBNA Capital, Capital Securities, Ser. A	8.28	12/1/26	115,000	121,396
Mizuho JGB Investment, Bonds, Ser. A	9.87	6/30/08	130,000 a	141,209
MUFG Capital Finance Tier 1, Sr. Sub. Notes	6.35	3/15/49	305,000 a,e	301,228
Pemex Finance, Bonds, Ser. 1999-2, Cl. A1	9.69	8/15/09	350,000	375,772
Residential Capital, Sr. Notes	6.34	6/29/07	275,000 e	277,144
Residential Capital, Sr. Notes	6.38	6/30/10	275,000	277,295
SB Treasury, Bonds, Ser. A	9.40	12/29/49	360,000 a,e	387,540
St. George Funding, Bonds	8.49	6/30/17	275,000 a	289,083
Tokai Preferred Capital, Bonds	9.98	1/15/49	305,000 a	331,861
Windsor Financing, Sr. Notes	5.88	7/15/17	100,000 a	99,227
				7,031,088
Diversified Metals & Mining--1.1%				
Falconbridge, Bonds	5.38	6/1/15	35,000	32,823
Falconbridge, Notes	6.00	10/15/15	220,000	215,674
Falconbridge, Debs.	7.35	11/1/06	275,000	277,887
Ispat Inland, Secured Notes	9.75	4/1/14	15,000	16,993
Southern Copper, Sr. Notes	7.50	7/27/35	215,000	209,749
				753,126
Electric Utilities--5.2%				
Ameren, Bonds	4.26	5/15/07	305,000	301,049
American Electric Power, Sr. Notes	4.71	8/16/07	145,000	143,649
Cinergy, Debs.	6.53	12/16/08	135,000	138,427
Cogentrix Energy, Sr. Notes	8.75	10/15/08	200,000 a	217,810
Consumers Energy, First Mortgage Bonds, Ser. B	5.38	4/15/13	310,000	302,878
Dominion Resources, Sr. Notes, Ser. D	5.26	9/28/07	370,000 e	370,474
FirstEnergy, Sr. Notes, Ser. B	6.45	11/15/11	350,000	362,581
FPL Energy National Wind, Secured Notes	5.61	3/10/24	95,038 a	91,535
FPL Group Capital, Debs., Ser. B	5.55	2/16/08	290,000	290,639
Mirant, Sr. Notes	7.38	12/31/13	85,000 a	87,125
Nevada Power, Mortgage Notes	5.95	3/15/16	40,000 a	39,575
NiSource Finance, Sr. Notes	5.34	11/23/09	175,000 e	175,736
PP&L Capital Funding, Notes, Ser. D	8.38	6/15/07	210,000	216,016
Sierra Pacific Power, Mortgage Notes	6.25	4/15/12	100,000	101,280
TXU, Sr. Notes, Ser. O	4.80	11/15/09	305,000	294,541
TXU, Sr. Notes, Ser. J	6.38	6/15/06	185,000	186,262
Virginia Electric & Power, Sr. Notes, Ser. A	5.38	2/1/07	165,000	164,795
				3,484,372
Environmental Control--.5%				
Oakmont Asset Trust, Notes	4.51	12/22/08	100,000 a	96,939
Waste Management, Sr. Notes	6.50	11/15/08	130,000	133,414
Waste Management, Sr. Notes	7.00	7/15/28	125,000	134,210
				364,563
Food & Beverages--1.4%				
Bavaria, Sr. Notes	8.88	11/1/10	350,000 a	379,750
H.J. Heinz, Notes	6.43	12/1/08	225,000 a	229,113
Safeway, Sr. Notes	4.13	11/1/08	130,000	125,573
Stater Brothers, Sr. Notes	8.13	6/15/12	135,000 b	135,506
Tyson Foods, Sr. Notes	6.60	4/1/16	100,000	98,949
				968,891
Foreign Government--2.2%				
Argentina Bonos, Bonds	0.00	8/3/12	440,000 e	361,900
Banco Nacional de Desenvolvimento Economico e Social, Notes	5.73	6/16/08	250,000 e	244,125
Export-Import Bank of Korea, Sr. Notes	4.50	8/12/09	110,000	106,941
Mexican Bonos, Bonds, Ser. M	9.00	12/22/11	2,220,000 f	209,552
Republic of Brazil, Bonds	12.50	1/5/16	590,000 b,f	276,051
Republic of Peru, Bonds	8.38	5/3/16	240,000	261,600
				1,460,169
Health Care--1.5%				
Baxter International, Sr. Notes	5.25	2/16/08	200,000	196,396
Coventry Health Care, Sr. Notes	5.88	1/15/12	130,000	129,350
HCA, Bonds	6.50	2/15/16	200,000	195,851
Medco Health Solutions, Sr. Notes	7.25	8/15/13	368,000	386,796
Teva Pharmaceutical Finance, Bonds	6.15	2/1/36	125,000	116,204
				1,039,689
Lodging & Entertainment--.9%				
Carnival, Notes	7.30	6/1/07	175,000	178,464
Harrah's Operating, Notes	7.13	6/1/07	140,000	142,411
MGM Mirage, Sr. Notes	6.00	10/1/09	135,000	133,650
Mohegan Tribal Gaming Authority, Sr. Notes	8.13	2/15/13	125,000	123,906
Speedway Motorsports, Sr. Sub. Notes	6.75	6/1/13	20,000	20,100
				598,531
Machinery--.2%				
Terex, Sr. Sub. Notes	7.38	1/15/14	115,000	118,450
Manufacturing--.6%				
Bombardier, Notes	6.30	5/1/14	220,000 a	202,950
Tyco International, Notes	6.88	1/15/29	165,000	172,783
				375,733
Media--1.8%				
Clear Channel Communications, Notes	4.25	5/15/09	180,000	171,513
Clear Channel Communications, Notes	4.50	1/15/10	215,000	203,523
Liberty Media, Sr. Notes	6.41	9/17/06	370,000 e	371,876
Media General, Notes	6.95	9/1/06	280,000	281,017
Univision Communications, Sr. Notes	2.88	10/15/06	210,000	207,323
				1,235,252
Oil & Gas--2.7%				
Colorado Interstate Gas, Sr. Notes	5.95	3/15/15	100,000	96,468
Enterprise Products Operating, Sr. Notes, Ser. B	4.00	10/15/07	35,000	34,252
Enterprise Products Operating, Sr. Notes, Ser. B	4.63	10/15/09	380,000	367,515
ONEOK, Sr. Notes	5.51	2/16/08	250,000	249,726
Pemex Project Funding Master Trust, Notes	7.38	12/15/14	285,000	304,950
Plains All American Pipeline Finance, Sr. Notes	5.63	12/15/13	375,000	369,843
Plains All American Pipeline Finance, Sr. Notes	5.88	8/15/16	250,000	247,119
Sempra Energy, Sr. Notes	4.62	5/17/07	130,000	128,978
				1,798,753

Packaging & Containers--.5%				
Crown Americas Capital,				
Sr. Notes	7.63	11/15/13	120,000 a	124,800
Crown Americas Capital,				
Sr. Notes	7.75	11/15/15	60,000 a	62,550
Sealed Air,				
Bonds	6.88	7/15/33	170,000 a	169,875
				357,225
Paper & Forest Products--.7%				
Georgia-Pacific,				
Sr. Notes	8.00	1/15/24	165,000	167,269
Sappi Papier,				
Notes	6.75	6/15/12	150,000 a	142,889
Temple-Inland,				
Bonds	6.63	1/15/18	150,000 a	153,433
				463,591
Property-Casualty Insurance--1.7%				
Ace Capital Trust II,				
Bonds	9.70	4/1/30	210,000	280,404
AON,				
Capital Securities	8.21	1/1/27	160,000	172,178
Assurant,				
Sr. Notes	6.75	2/15/34	85,000	88,439
Marsh and McLennan Cos.,				
Sr. Notes	5.38	3/15/07	225,000	224,432
Nippon Life Insurance,				
Notes	4.88	8/9/10	250,000 a	242,506
Phoenix Cos.,				
Sr. Notes	6.68	2/16/08	100,000	100,306
				1,108,265
Real Estate Investment Trusts--3.4%				
Archstone-Smith Operating Trust,				
Notes	3.00	6/15/08	140,000	133,585
Archstone-Smith Operating Trust,				
Sr. Notes	5.25	5/1/15	75,000	72,220
Arden Realty,				
Notes	5.25	3/1/15	215,000	210,196
Boston Properties,				
Sr. Notes	6.25	1/15/13	90,000	92,730
Brandywine Operating Partnership,				
Notes	5.41	4/1/09	225,000 e	225,105
Commercial Net Lease Realty,				
Sr. Notes	6.15	12/15/15	150,000	148,204
Duke Realty,				
Notes	3.50	11/1/07	125,000	121,814
Duke Realty,				
Sr. Notes	5.25	1/15/10	170,000	167,702
EOP Operating,				
Notes	5.59	10/1/10	95,000 e	95,922
EOP Operating,				
Notes	6.76	6/15/07	75,000	76,188
EOP Operating,				
Sr. Notes	7.00	7/15/11	270,000	284,399
ERP Operating,				
Notes	4.75	6/15/09	75,000	73,302
ERP Operating,				
Notes	5.13	3/15/16	100,000	95,041
Healthcare Realty Trust,				
Sr. Notes	5.13	4/1/14	360,000	337,516
HRPT Properties Trust,				
Sr. Notes	5.52	3/16/11	350,000 e	350,580
Mack-Cali Realty,				
Notes	5.05	4/15/10	190,000	184,843
Mack-Cali Realty,				
Notes	5.25	1/15/12	80,000	77,849
Regency Centers,				
Sr. Notes	5.25	8/1/15	200,000	190,630
Simon Property,				
Notes	4.60	6/15/10	160,000	154,430
Simon Property,				
Notes	4.88	8/15/10	105,000	102,315
Socgen Real Estate,				
Bonds	7.64	12/29/49	275,000 a	285,809
				3,080,508
Residential Mortgage Pass- Through Ctfs.--4.7%				
American General Mortgage Loan				
Trust, Ser. 2006-1, Cl. A1	5.75	12/25/35	217,137 a	216,840
Citigroup Mortgage Loan Trust,				
Ser. 2005-WF2, Cl. AF2	4.92	8/25/35	142,471	141,084
Citigroup Mortgage Loan Trust,				
Ser. 2005-WF1, Cl. A5	5.01	2/25/35	205,000	197,960
First Horizon Alternative Mortgage				
Securities, Ser. 2004-FA1,				
Cl. 1A1	6.25	10/25/34	946,274	949,602
Impac CMB Trust,				
Ser. 2005-8, Cl. 2M2	5.57	2/25/36	193,499 e	193,291
Impac CMB Trust,				
Ser. 2005-8, Cl. 2M3	6.32	2/25/36	148,845 e	143,872
Impac Secured Assets CMN Owner				
Trust, Ser. 2006-1, Cl. 2A1	5.17	1/25/36	100,000 e	100,000
J.P. Morgan Mortgage Trust,				
Ser. 2005-A1, Cl. 5A1	4.48	2/25/35	111,806 e	108,143
Nomura Asset Acceptance,				
Ser. 2005-AP2, Cl. A5	4.98	5/25/35	225,000	216,360
Nomura Asset Acceptance,				
Ser. 2005-WF1, Cl. 2A5	5.16	3/25/35	170,000	164,568
Structured Adjustable Rate				
Mortgage Loan Trust,				
Ser. 2005-8XS, Cl. A1	4.92	4/25/35	43,104 e	43,117
Washington Mutual,				
Ser. 2005-AR4, Cl. A4B	4.68	4/25/35	450,000 e	439,605
Wells Fargo Mortgage Backed				
Securities Trust, Ser. 2003-1,				
Cl. 2A9	5.75	2/25/33	220,000	211,176
				3,125,618
Retail--.3%				
May Department Stores,				
Notes	3.95	7/15/07	70,000	68,558
May Department Stores,				
Notes	5.95	11/1/08	100,000	101,264
				169,822
State Goverment--2.5%				
New York Counties Tobacco Trust				
III, Pass-Through Ctfs., Ser. B	6.00	6/1/27	265,000	256,531
Tobacco Settlement Authority of				
Iowa, Asset-Backed Bonds,				
Ser. A	6.50	6/1/23	250,000	245,540
Tobacco Settlement Financing Corp.				
of New Jersey, Tobacco				
Settlement Asset-Backed Bonds	6.13	6/1/42	1,120,000	1,179,696
				1,681,767
Structured Index--2.0%				
AB Svensk Exportkredit,				
GSNE-ER Indexed Notes	0.00	2/5/07	1,315,000 a,g	**1,324,863**
Technology--.5%				
Freescale Semiconductor,				
Sr. Notes	6.88	7/15/11	100,000	102,750
Hewlett-Packard,				
Notes	5.75	12/15/06	255,000	255,861
				358,611
Telecommunications--3.7%				
Deutsche Telekom International				
Finance, Notes	5.12	3/23/09	700,000 e	700,744
Deutsche Telekom International				
Finance, Bonds	8.25	6/15/30	120,000 e	143,961
France Telecom,				
Notes	7.75	3/1/11	160,000 e	174,917
Nextel Communications,				
Sr. Notes, Ser. F	5.95	3/15/14	140,000	138,775
Qwest,				
Bank Note, Ser. B	6.95	6/30/10	249,000 e	253,047
Qwest,				
Sr. Notes	7.88	9/1/11	90,000	96,525
Qwest,				
Bank Note, Ser. A	8.53	6/30/07	167,200 e	171,170
Sprint Capital,				
Notes	8.75	3/15/32	275,000	344,825
Telecom Italia Capital,				
Notes	5.16	2/1/11	185,000 e	186,821
Verizon Global Funding,				
Notes	4.88	8/15/07	275,000 e	275,080
				2,485,865
Textiles & Apparel--.2%				
Mohawk Industries,				
Sr. Notes	5.75	1/15/11	135,000	**133,961**
Transportation--.3%				
Ryder System,				
Notes	3.50	3/15/09	195,000	**184,783**
U.S. Government Agencies--2.4%				
Federal Home Loan Bank System,				
Bonds, Ser. 584	4.50	10/12/07	175,000	173,487
Federal Home Loan Mortgage Corp.,				
Notes	2.38	2/15/07	315,000	307,764
Federal National Mortgage				
Association, Notes	4.88	8/27/07	310,000	309,092
Federal National Mortgage				
Association, Notes	5.00	7/25/08	800,000	796,938
				1,587,281
U.S. Government Agencies/Mortgage-Backed--26.7%				
Federal Home Loan Mortgage Corp				
Multiclass Mortgage				
Participation Ctfs. REMIC,				
Ser. 2586, Cl. WE 4.00%,				
12/15/32			207,426	191,915
Multiclass Mortgage				
Participation Ctfs. REMIC,				
(Interest Only Obligation)				
Ser. 2752, Cl. GM 5.00%,				
3/15/26			3,000,000 h	515,315
Federal National Mortgage Association:				
4.50%			3,050,000 i	2,915,602
5.00%			7,625,000 i	7,347,089
5.50%			1,845,000 i	1,827,896
5.00%, 9/1/17			127,174	124,370
5.50%, 8/1/34 - 9/1/34			1,525,914	1,492,130
Government National Mortgage Association I:				
Ser. 2004-43, Cl. A, 2.82%,				
12/16/19			284,644	270,589
Ser. 2003-88, Cl. AC,				
2.91%, 6/16/18			268,534	256,398
Ser. 2004-57, Cl. A, 3.02%,				
1/16/19			408,934	390,300
Ser. 2004-9, Cl. A, 3.36%,				
8/16/22			100,746	95,956
Ser. 2004-25, Cl. AC,				
3.38%, 1/16/23			271,754	259,875
Ser. 2004-77, Cl. A, 3.40%,				
3/16/20			221,910	212,981
Ser. 2004-67, Cl. A, 3.65%,				
9/16/17			150,915	146,609
Ser. 2005-34, Cl. A, 3.96%,				
9/16/21			201,207	195,653
Ser. 2005-79, Cl. A, 4.00%,				
10/16/33			198,661	191,585
Ser. 2005-50, Cl. A, 4.02%,				
11/16/26			171,910	166,443
Ser. 2005-29, Cl. A, 4.02%,				
7/16/27			278,529	268,689
Ser. 2005-42, Cl. A, 4.05%,				
7/16/20			241,629	234,968
Ser. 2004-51, Cl. A, 4.15%,				
2/16/18			67,948	66,134
Ser. 2005-67, Cl. A, 4.22%,				
6/16/21			195,857	190,902
Ser. 2005-32, Cl. B, 4.39%,				
8/16/30			475,000	461,580
Government National Mortgage Association II:				
4.50%, 7/20/30			23,283 e	23,311
6.50%, 7/20/31			24,694	25,358
				17,871,648
U.S. Government Securities--28.1%				
U.S. Treasury Bonds:				
4.50%, 2/15/36			1,410,000	1,323,417
5.25%, 11/15/28			130,000	133,524
U.S. Treasury Notes:				
2.88%, 11/30/06			125,000	123,428
3.50%, 2/15/10			770,000	734,267
3.63%, 4/30/07			520,000	513,417
4.75%, 3/31/11			16,000,000	15,960,015
				18,788,068
Total Bonds and Notes				
(cost $95,784,920)				**94,866,004**

Preferred Stocks--.7%	Shares	Value ($)
Banking--.2%		
Sovereign Capital Trust IV,		
Conv., $2.1875	2,150	**98,094**
Diversified Financial Services--.1%		
AES Trust VII,		
Conv., $2.1875	1,450	**70,506**
U.S. Government Agencies--.4%		
Federal National Mortgage		
Association, Conv., $.5375	3	**288,203**
Total Preferred Stocks		
(cost $458,894)		**456,803**

Options--.1%	Face Amount Covered by Contracts ($)	Value ($)
Call Options--.1%		
12 Month Euribor Interest Rate Swap		
March 2007 @ 4.488	4,760,000	16,245
Dow Jones NA.IG.4		
May 2006 @ 1.032	3,375,000	13,500
U.S. Treasury Notes, 4.5%, 2/28/2011		
May 2006 @ 99.25	1,360,000	1,912
		31,657
Put Options--.0%		
6 Month Euribor Interest Rate Swap		
November 2006 @ 3.405	1,226,000	**27,797**
Total Options		
(cost $68,299)		**59,454**

Other Investment--.4%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $240,000)	240,000 j	**240,000**

Short-Term Investments--.2%	Principal Amount ($)	Value ($)
U.S. Government Agencies--.1%		
Federal National Mortgage		
Association 4.65%, 6/7/06	75,000 k	**74,351**
U.S. Treasury Bills--.1%		
4.52%, 6/8/06	75,000	**74,387**
Total Short-Term Investments		
(cost $148,718)		**148,738**

Investment of Cash Collateral for Securities Loaned--2.4%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $1,601,700)	1,601,700 j	**1,601,700**

Total Investments (cost $98,302,531)	**145.6%**	**97,372,699**
Liabilities, Less Cash and Receivables	**(45.6%)**	**(30,488,663)**
Net Assets	**100.0%**	**66,884,036**

a Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2006, these securities amounted to $10,391,952 or 15.5% of net assets.
b All or a portion of these securities are on loan. At March 31, 2005, the total market value of the fund's securities on loan is $1,530,772 and the total market value of the collateral held by the fund is $1,601,700.
c Non-income producing--security in default.
d The value of this security has been determined in good faith under the direction of the Board of Trustees.
e Variable rate security--interest rate subject to periodic change.
f Principal amount stated in U.S. Dollars unless otherwise noted. BRL--Brazilian Real
g Security linked to Goldman Sachs Non-Energy--Excess Return Index.
h Notional face amount shown.
i Purchased on a forward commitment basis.
j Investments in affiliated money market mutual fund.
k Partially held by a broker as collateral for open financial futures positions.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Dreyfus Investment Portfolios, Core Bond Portfolio
STATEMENT OF FINANCIAL FUTURES
March 31,2006 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation/ (Depreciation) at 3/31/2006 ($)
Financial Futures Long				
U.S. Treasury 2 Year Notes	20	4,077,188	June-2006	(6,406)
Financial Futures Short				
U.S. Treasury 10 Year Notes	19	2,021,422	June-2006	12,969
				6,563

Dreyfus Investment Portfolios, Core Bond Portfolio

STATEMENT OF OPTIONS WRITTEN

March 31, 2006 (Unaudited)

	Face Amount Covered by Contracts ($)	Value ($)
Call Options:		
Dow Jones CDX.EM.4		
May 2006 @ 1.0395	6,750,000	12,150
U.S. Treasuy Notes, 4.5%, 2/15/2016		
May 2006 @ 100.5	2,720,000	956
Put Options:		
12-Month Euribor Interest Rate Swap		
March 2007 @ 5.973	4,760,000	22,389
(Premiums received $51,061)		**35,495**

STATEMENT OF INVESTMENTS
Dreyfus Investment Portfolios, Core Value Portfolio
March 31, 2006 (Unaudited)

Common Stocks--98.6%	Shares	Value ($)
Banking--8.4%		
Bank of America	49,910	2,272,901
Bank of New York	10,400	374,816
PNC Financial Services Group	5,700	383,667
SunTrust Banks	4,800	349,248
Wachovia	22,300	1,249,915
Wells Fargo & Co.	21,900	1,398,753
		6,029,300
Basic Industries--2.0%		
Alcoa	12,000	366,720
Dow Chemical	8,200	332,920
E I Du Pont de Nemours & Co.	8,400	354,564
Rohm & Haas	7,900	386,073
		1,440,277
Capital Goods--8.0%		
Boeing	4,700	366,271
Cooper Industries, Cl. A	4,100	356,290
Eaton	5,100	372,147
Emerson Electric	6,000	501,780
General Electric	37,300	1,297,294
Honeywell International	8,800	376,376
Johnson Controls	10,800	820,044
Lockheed Martin	5,100	383,163
Tyco International	26,600	715,008
United Technologies	8,700	504,339
		5,692,712
Consumer Non-Durables--6.2%		
Altria Group	21,600	1,530,576
Cadbury Schweppes, ADR	16,600	664,000
Campbell Soup	15,000	486,000
Colgate-Palmolive	18,900	1,079,190
Dean Foods	9,600 [a]	372,768
General Mills	6,500	329,420
		4,461,954
Consumer Services--9.1%		
Clear Channel Communications	23,800	690,438
Comcast, Cl. A	9,400 [a]	245,904
CVS	11,900	355,453
Federated Department Stores	5,100	372,300
Kohl's	4,800 [a]	254,448
Limited Brands	14,600	357,116
McDonald's	29,300	1,006,748
News, Cl. A	39,600	657,756
Omnicom Group	10,000	832,500
Time Warner	35,400	594,366
TJX Cos.	15,300	379,746
Walt Disney	26,700	744,663
		6,491,438
Energy--13.8%		
Anadarko Petroleum	3,400	343,434
Apache	4,200	275,142
Chevron	24,900	1,443,453
ConocoPhillips	28,000	1,768,200
Devon Energy	6,000	367,020
Exxon Mobil	53,704	3,268,425
Halliburton	7,700	562,254
Marathon Oil	14,400	1,096,848
Schlumberger	2,900	367,053
Valero Energy	6,300	376,614
		9,868,443
Financial Services--15.2%		
Capital One Financial	12,200	982,344
Citigroup	54,400	2,569,856
Countrywide Financial	11,600	425,720
Freddie Mac	14,700	896,700
Goldman Sachs Group	5,600	878,976
JPMorgan Chase & Co.	55,900	2,327,676
Merrill Lynch & Co.	19,000	1,496,440
Morgan Stanley	12,100	760,122
Washington Mutual	12,500	532,750
		10,870,584
Health Care--7.0%		
Abbott Laboratories	20,600	874,882
Boston Scientific	15,800 [a]	364,190
Pfizer	77,000	1,918,840
WellPoint	10,500 [a]	813,015
Wyeth	21,300	1,033,476
		5,004,403
Insurance--9.2%		
ACE	7,200	374,472
American International Group	17,096	1,129,875
AON	17,800	738,878
Chubb	7,800	744,432
Genworth Financial, Cl. A	32,400	1,083,132
Metlife	7,300	353,101
PMI Group	14,700	675,024
Prudential Financial	9,100	689,871
St. Paul Travelers Cos.	19,000	794,010
		6,582,795
Technology--7.3%		
Accenture, Cl. A	32,500	977,275
Automatic Data Processing	16,900	771,992
Cisco Systems	33,100 [a]	717,277
Hewlett-Packard	39,500	1,299,550
International Business Machines	9,300	766,971
Microsoft	25,500	693,855
		5,226,920
Transportation--1.7%		
Union Pacific	12,900	**1,204,215**
Utilities--10.7%		
Alltel	5,500	356,125
AT & T	76,500	2,068,560
BellSouth	17,000	589,050
Constellation Energy Group	8,900	486,919
Edison International	8,100	333,558
Entergy	4,300	296,442
Exelon	12,700	671,830
FPL Group	7,300	293,022
NRG Energy	10,700 [a]	483,854
PG & E	16,400	637,960
Sprint Nextel	14,900	385,016
Verizon Communications	20,800	708,448
Vodafone Group, ADR	15,800	330,220
		7,641,004
Total Investments (cost $58,594,640)	**98.6%**	**70,514,045**
Cash and Receivables (Net)	**1.4%**	**981,582**
Net Assets	**100.0%**	**71,495,627**

ADR - American Depository Receipts
a Non-income producing security.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Investment Portfolios, Emerging Leaders Portfolio
March 31, 2006 (Unaudited)

Common Stocks--98.9%	Shares	Value ($)
Commercial & Professional Services--4.2%		
Arbitron	2,200	74,404
CBIZ	2,600 a	20,800
Concur Technologies	4,800 a	88,944
Corrections Corp. of America	4,000 a	180,800
Gentiva Health Services	7,900 a	143,859
Kforce	9,800 a	124,950
Magellan Health Services	6,900 a	279,243
Portfolio Recovery Associates	8,300 a	388,689
Spherion	30,700 a	319,280
		1,620,969
Consumer Durables--4.3%		
Barnes Group	5,900	238,950
Brookfield Homes	2,196	113,885
Charles & Colvard	6,750 b	73,102
Fossil	17,100 a	317,718
Jakks Pacific	7,000 a,b	187,180
Thor Industries	1,200	64,032
WCI Communities	13,900 a	386,698
William Lyon Homes	2,900 a	277,472
		1,659,037
Consumer Non-Durables--2.2%		
Mannatech	6,200	107,756
Playtex Products	27,600 a	288,972
Ralcorp Holdings	2,000 a	76,100
Steven Madden	3,600	127,800
Tootsie Roll Industries	1,600	46,832
Vector Group	10,100	192,506
		839,966
Consumer Services--2.2%		
Alderwoods Group	2,600 a	46,540
Intrawest	2,300	78,637
Journal Register	4,700	57,246
Lone Star Steakhouse & Saloon	6,100	173,362
Sinclair Broadcast Group, Cl. A	10,200	83,130
Sotheby's Holdings, Cl. A	5,400 a	156,816
Spanish Broadcasting System, Cl. A	23,400 a	129,402
World Wrestling Entertainment	7,000	118,300
		843,433
Electronic Technology--12.1%		
American Science & Engineering	1,900 a	177,460
Asyst Technologies	9,000 a	93,690
Atheros Communications	8,300 a	217,377
ATMI	9,900 a	298,980
Centennial Communications	10,700	78,431
CommScope	12,400 a	354,020
Comtech Telecommunications	11,700 a	341,289
Cymer	1,000 a	45,440
Digi International	5,200 a	60,684
Emcore	19,200 a	196,224
EndWave	10,000 a,b	146,900
Komag	10,800 a	514,080
Multi-Fineline Electronix	7,900 a,b	462,071
Netgear	25,100 a	477,151
Portalplayer	11,000 a	244,530
Power Integrations	18,300 a	453,474
Sigmatel	4,700 a	41,078
Spectralink	14,500	181,975
Symmetricom	19,500 a	166,725
Universal Display	3,600 a	51,768
		4,603,347
Energy Minerals--4.5%		
Citizens Banking	7,100	190,635
Comstock Resources	14,300 a	424,567
Frontier Oil	7,900	468,865
Unit	6,900 a	384,675
W & T Offshore	6,000	241,860
		1,710,602
Finance--19.8%		
Accredited Home Lenders Holding	7,500 a	383,850
American Campus Communities	3,200	82,912
Arbor Realty Trust	7,800	210,522
Boykin Lodging	10,800 a	121,932
Colonial Properties Trust	6,700	335,871
Columbia Banking System	6,100	204,106
CompuCredit	4,700 a	173,007
Corus Bankshares	7,000	416,080
Cousins Properties	5,200	173,836
Deerfield Triarc Capital	9,400	126,806
Digital Realty Trust	2,500	70,425
Equity Inns	19,800	320,760
Equity One	3,000	73,680
FelCor Lodging Trust	20,800	438,880
First Busey	1,600	33,760
Fremont General	9,200	198,352
Getty Realty	3,500	101,850
HomeBanc/Atlanta, GA	19,200	168,768
Independent Bank/MI	5,425	154,341
Inland Real Estate	3,400	55,454
LandAmerica Financial Group	5,200	352,820
LTC Properties	6,600	153,516
MAF Bancorp	8,300	363,291
MainSource Financial Group	4,400	83,160
Max Re Capital	8,000	190,400
Mercantile Bank	2,215	86,607
National Financial Partners	7,000	395,640
National Health Investors	3,200	81,280
Omega Healthcare Investors	5,700	79,914
Partners Trust Financial Group	22,530	268,558
Prosperity Bancshares	8,000	241,680
Provident New York Bancorp	23,600	306,092
R-G Financial, Cl. B	14,900	188,634
Renasant	1,600	59,104
Rent-Way	10,000 a	72,100
Senior Housing Properties Trust	7,200	130,320
Texas Regional Bancshares, Cl. A	16,170	476,853
Trustco Bank NY	4,800	58,416
Universal Health Realty Income Trust	2,300	84,019
		7,517,596
Health Technology--11.6%		
Andrx	23,700 a	562,638
Applera - Celera Genomics Group	8,800 a	102,872
Aspect Medical Systems	6,400 a	175,616
Exelixis	19,400 a	232,994
First Horizon Pharmaceutical	20,200 a	509,242
Geron	26,300 a,b	218,553
Hologic	5,100 a	282,285
Introgen Therapeutics	15,900 a,b	84,429
Lifecell	14,800 a	333,740
Medarex	26,300 a	347,686
Medicis Pharmaceutical, Cl. A	1,400	45,640
Meridian Bioscience	2,250	60,705
Neurometrix	11,100 a	432,234
OraSure Technologies	33,900 a	349,170
Orchid Cellmark	8,600 a	49,364
Pain Therapeutics	11,400 a,b	123,918
United Therapeutics	7,800 a	516,984
		4,428,070
Non-Energy Minerals--3.4%		
NS Group	7,000 a	322,210
Reliance Steel & Aluminum	5,900	554,128
Worthington Industries	20,300	407,218
		1,283,556
Oil & Gas Production--1.6%		
Helix Energy Solutions Group	1,300 a	49,270
SEACOR Holdings	700 a	55,440
Todco, Cl. A	13,200	520,212
		624,922
Process Industries--3.2%		
Greif, Cl. A	1,200	82,104
HB Fuller	9,700	497,998
Headwaters	11,600 a	461,564
Pioneer Cos.	6,100 a	186,050
		1,227,716
Producer Manufacturing--7.1%		
Bucyrus International, Cl. A	10,500	505,995
Encore Wire	6,100 a	206,668
EnPro Industries	2,300 a	78,890
Gardner Denver	3,900 a	254,280
Manitowoc	6,100	556,015
Minefinders	19,700 a	152,084
Nordson	8,700	433,782
Steel Technologies	5,700	138,510
Wabtec	11,700	381,420
		2,707,644
Retail Trade--6.4%		
Aeropostale	13,700 a	413,192
Asbury Automotive Group	5,000 a	98,600
Conn's	10,300 a	351,848
Hibbett Sporting Goods	4,050 a	133,609
Pacific Sunwear of California	22,500 a	498,600
Petco Animal Supplies	12,200 a	287,554
Sonic Automotive	17,800	494,128
Talbots	6,200	166,594
		2,444,125
Technology Services--13.5%		
ABX Air	7,700 a	52,437
Albany Molecular Research	19,000 a	193,040
Chemed	3,900	231,426
CNET Networks	26,100 a	370,881
Computer Programs & Systems	1,100	55,000
Digital Insight	4,000 a	145,600
Intergraph	9,700 a	404,102
Internet Capital Group	28,700 a	270,354
iVillage	9,000 a	75,690
Mantech International, Cl. A	9,200 a	305,624
Mapinfo	32,100 a	450,042
Per-Se Technologies	4,700 a	125,302
Perot Systems, Cl. A	28,100 a	437,236
Rotech Healthcare	8,300 a	120,433
Secure Computing	15,400 a	177,716
SYKES Enterprises	25,000 a	354,500
Trizetto Group	24,000 a	422,160
United Online	22,000	282,920
Vignette	11,600 a	171,100
Wind River Systems	37,500 a	466,875
		5,112,438
Transportation--1.5%		
Mesa Air Group	18,700 a	213,928
Skywest	12,700	371,729
		585,657
Utilities--1.3%		
Avista	3,900	80,535
El Paso Electric	13,500 a	257,040
Laclede Group	1,800	61,956
Otter Tail	3,100	88,939
		488,470
Total Common Stocks		
(cost $32,384,660)		**37,697,548**

Other Investment--1.1%	**Shares**	**Value ($)**
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $418,000)	418,000 [c]	**418,000**

Investment of Cash Collateral for Securities Loaned--2.8%	**Shares**	**Value ($)**
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $1,085,003)	1,085,003 [c]	**1,085,003**

Total Investments (cost $33,887,663)	**102.8%**	**39,200,551**
Liabilities, Less Cash and Receivables	**(2.8%)**	**(1,050,431)**
Net Assets	**100.0%**	**38,150,120**

a Non-income producing security.

b All or a portion of these securities are on loan. At March 31, 2006 the total market value of the portfolio's securities on loan is $1,045,855 and the total market value of the collateral held by the portfolio is $1,085,003.

c Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Investment Portfolios, Founders Discovery Portfolio
March 31, 2006 (Unaudited)

Common Stocks--98.3%	Shares	Value ($)
Energy Equipment & Services--3.4%		
Evergreen Solar	19,181 a	295,387
KFX	38,426 a,b	699,353
		994,740
Exchange Traded--4.8%		
iShares Russell 2000 Growth Index Fund	8,853 b	705,584
iShares S&P Small Cap 600/BARRA Growth Index F	5,459 b	707,159
		1,412,743
Finance--8.8%		
Affiliated Managers Group	4,535 a,b	483,476
American Equity Investment Life Holding	40,388 b	579,164
HCC Insurance Holdings	4,519	157,261
NewAlliance Bancshares	34,743	501,342
SVB Financial Group	5,751 a	305,091
Trammell Crow	16,208 a	577,977
		2,604,311
Health Care--20.4%		
Arthrocare	11,856 a,b	566,954
Aveta	28,795 a,c	467,919
Centene	4,242 a	123,739
ev3	46,060 a,b	815,722
I-Flow	41,594 a	554,032
Integra LifeSciences Holdings	11,044 a	452,583
LCA-Vision	10,638 b	533,070
Martek Biosciences	5,149 a,b	169,042
Matria Healthcare	10,705 a	406,362
MGI Pharma	36,534 a	639,345
Neurometrix	3,818 a	148,673
NuVasive	20,153 a	379,884
Option Care	20,813	294,296
United Surgical Partners International	13,881 a	491,526
		6,043,147
Hotels Restaurants & Leisure--11.3%		
Gaylord Entertainment	10,862 a	492,918
Intrawest	14,652	500,952
Kerzner International	6,300 a,b	490,266
Life Time Fitness	7,038 a	329,730
Ruth's Chris Steak House	17,359 a	413,318
Vail Resorts	4,627 a	176,844
WMS Industries	30,792 a,b	926,839
		3,330,867
Industrial--9.5%		
ASV	14,607 a,b	470,638
Bucyrus International, Cl. A	4,104	197,772
Foster Wheeler	9,592 a	453,797
Glamis Gold	9,517 a	311,016
NCI Building Systems	13,225 a,b	790,458
Perini	18,870 a	573,082
		2,796,763
Oil & Gas--5.0%		
Bronco Drilling	11,570 a	304,291
Hydril	5,203 a	405,574
Newpark Resources	20,183 a,b	165,500
Superior Energy Services	10,154 a	272,026
Tetra Technologies	6,693 a	314,839
		1,462,230
Retail--7.2%		
Aaron Rents	23,593	641,022
Central European Distribution	14,958 a	575,135
Guitar Center	10,214 a	487,208
Pacific Sunwear of California	19,537 a	432,940
		2,136,305
Services--5.8%		
CRA International	5,752 a	283,344
Knoll	23,532	501,702
Mobile Mini	5,083 a	157,166
Resources Connection	11,629 a	289,678
Sotheby's Holdings, Cl. A	6,020 a	174,821
Valuevision Media, Cl. A	23,103 a	295,256
		1,701,967
Technology--18.7%		
Aeroflex	52,446 a	720,083
Digitas	31,445 a	452,808
DSP Group	5,188 a	150,504
Earthlink	37,595 a	359,032
Entegris	42,253 a	449,572
InPhonic	35,621 a,b	248,991
Microsemi	12,411 a	361,284
Quality Systems	12,848 b	425,269
Rackable Systems	14,562 a	769,602
RF Micro Devices	66,745 a	577,344
Syniverse Holdings	9,587 a	151,475
Trident Microsystems	10,185 a	295,976
Witness Systems	22,504 a	571,602
		5,533,542
Transportation--3.4%		
HUB Group, Cl. A	12,504 a	569,932
Old Dominion Freight Line	16,494 a	444,513
		1,014,445
Total Common Stocks		
(cost $25,263,870)		**29,031,060**

Other Investment--4.7%		
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $1,376,000)	1,376,000 [d]	**1,376,000**

Investment of Cash Collateral for Securities Loaned--23.2%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $6,852,885)	6,852,885 [d]	**6,852,885**

Total Investments (cost $33,492,755)	**126.2%**	**37,259,945**
Liabilities, Less Cash and Receivables	**(26.2%)**	**(7,731,890)**
Net Assets	**100.0%**	**29,528,055**

a Non-income producing security.

b All or a portion of these securities are on loan. At March 31, 2006, the total market value of the portfolio's securities on loan is $6,631,288 and the total market value of the collateral held by the portfolio is $6,852,885.

c Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2006, this security amounted to $467,919 or 1.6% of net assets.

d Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Investment Portfolios, Founders Growth Portfolio
March 31, 2006 (Unaudited)

Common Stocks--96.9%	Shares	Value ($)
Chemicals--2.1%		
E I Du Pont de Nemours & Co.	2,160	91,174
Rohm & Haas	1,912	93,439
Sigma-Aldrich	2,988	196,581
		381,194
Entertainment/Media--6.0%		
Comcast, Cl. A (Special)	10,220 a	266,946
DreamWorks Animation SKG, Cl. A	3,611 a	95,511
Harrah's Entertainment	1,561	121,696
International Game Technology	2,225	78,365
Pixar	5,393 a	345,907
Walt Disney	5,519	153,925
XM Satellite Radio Holdings, Cl. A	1,856 a	41,333
		1,103,683
Exchange Traded--3.2%		
iShares Russell 1000 Growth Index Fund	6,029	317,970
Nasdaq-100 Index Tracking Stock	3,208 b	134,544
Standard & Poor's Depository Receipts (Tr. Ser. 1)	1,121 b	145,539
		598,053
Financial Services--10.1%		
Allstate	4,070	212,088
American International Group	1,333	88,098
Assurant	2,817	138,737
Charles Schwab	17,146	295,083
Genworth Financial, Cl. A	660	22,064
Goldman Sachs Group	1,495	234,655
JPMorgan Chase & Co.	5,205	216,736
Morgan Stanley	1,622	101,894
PMI Group	4,315	198,145
SLM	4,693	243,754
State Street	1,804	109,016
		1,860,270
Food & Beverages--4.5%		
PepsiCo	4,734	273,578
Safeway	12,857	322,968
Sysco	7,230	231,722
		828,268
Health Care--11.0%		
Aetna	2,528	124,226
Amgen	1,883 a	136,988
Boston Scientific	2,182 a	50,295
Covance	1,645 a	96,644
Dentsply International	1,836	106,763
Genentech	1,621 a	136,991
Genzyme	1,391 a	93,503
Intuitive Surgical	523 a	61,714
Johnson & Johnson	6,284	372,138
Medtronic	2,591	131,493
Omnicare	2,210	121,528
Pfizer	7,197	179,349
Schering-Plough	4,820	91,532
Wyeth	6,668	323,531
		2,026,695
Household & Personal Products--7.4%		
Avon Products	4,933	153,762
Clorox	4,958	296,736
Colgate-Palmolive	5,134	293,151
Estee Lauder Cos., Cl. A	4,264	158,578
Harman International Industries	1,021	113,464
Procter & Gamble	5,990	345,144
		1,360,835
Industrial--5.7%		
Emerson Electric	3,892	325,488
General Electric	17,555	610,563
Nucor	1,156	121,137
		1,057,188
Oil & Gas--3.2%		
ConocoPhillips	1,581	99,840
Exxon Mobil	3,097	188,483
Schlumberger	2,398	303,515
		591,838
Retail--12.3%		
Advance Auto Parts	4,982	207,450
Best Buy	4,088	228,642
eBay	2,311 a	90,268
Family Dollar Stores	13,794	366,920
Federated Department Stores	3,157	230,461
Home Depot	7,076	299,315
JC Penney	1,778	107,409
Kohl's	6,443 a	341,543
Office Depot	3,610 a	134,436
Target	1,758	91,434
Urban Outfitters	3,878 a	95,166
Wal-Mart Stores	2,092	98,826
		2,291,870
Technology--23.2%		
Accenture, Cl. A	7,748	232,982
Activision	6,664 a	91,897
Adobe Systems	10,463	365,368
Agilent Technologies	5,477 a	205,661
Apple Computer	4,368 a	273,961
ASML Holding (New York Reg. Shares)	11,980 a	244,033
Automatic Data Processing	3,290	150,287
BEA Systems	3,572 a	46,900
Diebold	2,205	90,626
Electronic Arts	2,648 a	144,899
Freescale Semiconductor, Cl. B	5,456 a	151,513
Google, Cl. A	402 a	156,780
Hewlett-Packard	8,878	292,086
Intel	6,155	119,099
Linear Technology	6,488	227,599
Microsoft	27,847	757,717
Oracle	5,725 a	78,375
SAP, ADR	2,780	151,010
Seagate Technology	10,742	282,837
Symantec	7,799 a	131,257
Yahoo!	3,692 a	119,104
		4,313,991
Telecommunications--4.3%		
Cisco Systems	14,624 a	316,902
Juniper Networks	4,876 a	93,229
Qualcomm	1,205	60,985
Sprint Nextel	12,576	324,964
		796,080
Transportation--3.9%		
AMR	5,190 a	140,390
Continental Airlines, Cl. B	7,656 a	205,946
Union Pacific	3,101	289,478
US Airways Group	2,295 a	91,800
		727,614
Total Common Stocks		
(cost $15,726,859)		**17,937,579**

Other Investment--4.7%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $868,000)	868,000 [c]	**868,000**

Investment of Cash Collateral for Securities Loaned--1.6%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund		
(cost $287,037)	280,051 [c]	**287,037**

Total Investments (cost $16,881,896)	**103.2%**	**19,092,616**
Liabilities, Less Cash and Receivables	**(3.2%)**	**(584,092)**
Net Assets	**100.0%**	**18,508,524**

ADR - American Depository Receipts

a Non-income producing security.

b All or a portion of these securities are on loan. At March 31, 2006, the total market value of the fund's securities on loan is $280,051 and the total market value of the collateral held by the fund is $287,037.

c Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Investment Portfolios: Founders International Equity
March 31, 2006 (Unaudited)

Common Stocks--96.8%	Shares	Value ($)
Australia--4.7%		
BHP Billiton	8,370	167,825
Billabong International	5,800	63,131
CSL	2,600	101,844
Rinker Group	10,360	147,263
Woolworths	4,000	53,937
		534,000
Belgium--1.9%		
Delhaize Group	800	57,372
InBev	3,460	162,209
		219,581
Canada--5.2%		
ATI Technologies	3,400 a	58,351
Canadian National Railway	2,880	130,521
Gildan Activewear	1,300 a	61,499
Shaw Communications, Cl. B	2,200	52,471
Sun Life Financial	1,750	74,409
Teck Cominco, Cl. B	2,300	148,001
Trican Well Service	1,600 a	72,964
		598,216
Denmark--2.1%		
AP Moller - Maersk	10	85,872
Novo-Nordisk, Cl. B	2,440	151,700
		237,572
Finland--1.4%		
Nokia	7,600	**157,249**
France--9.2%		
BNP Paribas	1,446	134,267
Bouygues	1,890	100,397
Sanofi-Aventis	2,380	226,326
Schneider Electric	860	92,825
Societe Generale	1,030	154,845
Total	601	158,497
Vivendi Universal	5,290	181,610
		1,048,767
Germany--7.2%		
BASF	2,060	161,458
Continental	1,680	185,301
DaimlerChrysler	1,030	59,143
E.ON	960	105,653
MAN	1,200	83,252
SAP	370	80,236
Schering	630	65,473
ThyssenKrupp	3,020	87,180
		827,696
Greece--.9%		
Coca-Cola Hellenic Bottling	3,400	**105,605**
Hong Kong--1.5%		
China Mobile (Hong Kong)	31,800	**167,004**
Italy--3.0%		
Banca Intesa	21,300	127,208
Capitalia	8,870	73,712
ENI	5,000	142,218
		343,138
Japan--23.0%		
Advantest	500	59,588
Astellas Pharma	2,200	83,534
Canon	3,100	205,131
Daiwa Securities Group	8,900	119,372
Denso	2,100	82,948
Eisai	2,000	87,152
Fujitsu	13,000	109,654
Honda Motor	3,100	191,964
Hoya	2,900	117,010
JFE Holdings	2,000	80,697
Matsushita Electric Industrial	6,000	133,277
Mitsubishi	12,400	282,284
Mitsubishi Electric	7,600	64,493
Mitsui & Co.	7,000	101,202
Nomura Holdings	3,100	69,123
Rengo	6,800	52,648
Sanyo Shinpan Finance	930	57,668
Sony	1,100	50,924
Sumitomo Electric Industries	10,900	172,677
Takeda Pharmaceutical	2,700	153,893
Tokyo Electron	1,000	68,974
Toshiba	18,000	104,583
TV Asahi	27	69,492
Yamada Denki	1,000	115,269
		2,633,557
Netherlands--3.2%		
ING Groep	6,410	253,141
Koninklijke Ahold	7,010 a	55,113
Royal KPN	5,300	59,710
		367,964
Norway--2.5%		
Norsk Hydro	560	77,548
Orkla	2,050	101,609
Telenor	10,500	112,894
		292,051
Spain--3.3%		
ACS	2,890	112,240
Banco Santander Central Hispano	4,000	58,389
Repsol YPF	1,940	55,087
Telefonica	9,660	151,543
		377,259
Sweden--1.0%		
Telefonaktiebolaget LM Ericsson, Cl. B	29,900	**113,624**
Switzerland--7.6%		
Baloise Holding	1,020	72,690
Compagnie Financiere Richemont, Cl. A	2,400	115,004
Credit Suisse Group	3,460	194,050
Nestle	280	83,079
Novartis	1,810	100,610
Roche Holding	1,120	166,673
UBS	648	71,144
Zurich Financial Services	300	70,440
		873,690
United Kingdom--19.1%		
AstraZeneca	3,010	151,562
Aviva	4,020	55,805
Barclays	4,909	57,406
BG Group	7,500	93,695
BP	18,263	209,602
British Airways	19,600 a	120,216
British American Tobacco	7,930	191,938
BT Group	25,820	99,525
Diageo	4,950	77,911
First Choice Holidays	12,800	47,839
GlaxoSmithKline	6,420	167,762
HBOS	4,790	79,925
International Power	29,550	145,201
Next	2,300	65,893
Old Mutual	16,030	56,014
Royal Bank of Scotland Group	1,860	60,489
Royal Dutch Shell, Cl. A	1,800	56,194
Sage Group	13,640	65,188
Schroders	3,200	66,063
Vedanta Resources	4,200	102,824
Vodafone Group	29,020	60,717
Xstrata	4,940	159,796
		2,191,565
Total Common Stocks (cost $8,130,685)		**11,088,538**

Preferred Stocks--.6%		
Germany;		
Fresenius		
(cost $50,768)	400	**71,836**

Short-Term Investments--1.9%	**Principal Amount ($)**	**Value ($)**
Commerical Paper;		
Gannett		
4.80%, 4/3/2006		
(cost $219,941)	220,000	**219,941**
Total Investments (cost $8,401,394)	**99.3%**	**11,380,315**
Cash and Receivables (Net)	**.7%**	**85,165**
Net Assets	**100.0%**	**11,465,480**

a Non-income producing security

Securities valuation policies and other investment related disclosures are hereby incorporated by reference t the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Investment Portfolios, Midcap Stock Portfolio
March 31, 2006 (Unaudited)

Common Stocks--99.3%	Shares	Value ($)
Consumer Cyclical--13.7%		
Abercrombie & Fitch, Cl. A	66,700	3,888,610
American Eagle Outfitters	157,200	4,693,992
Applebee's International	106,700	2,619,485
Barnes & Noble	70,400 a	3,256,000
BorgWarner	36,100	2,167,444
CDW	42,100	2,477,585
Chico's FAS	78,300 b	3,182,112
Choice Hotels International	71,000	3,250,380
Claire's Stores	117,800	4,277,318
Cummins	22,000	2,312,200
Domino's Pizza	81,800 a	2,335,390
Dress Barn	55,000 b	2,637,250
Genuine Parts	37,600 a	1,648,008
HNI	42,500	2,507,500
K-Swiss, Cl. A	53,100 a	1,600,434
Longs Drug Stores	43,200	1,999,296
MSC Industrial Direct, Cl. A	53,600	2,895,472
O'Reilly Automotive	103,300 b	3,776,648
Polo Ralph Lauren	38,900	2,357,729
SCP Pool	43,400	2,035,894
Sonic	54,600 b	1,918,098
Thor Industries	54,600	2,913,456
Toro	44,000	2,101,000
United Auto Group	43,600 a	1,874,800
		64,726,101
Consumer Staples--1.5%		
Hormel Foods	143,100	4,836,780
JM Smucker	55,700	2,211,290
		7,048,070
Energy--10.0%		
Energen	46,800	1,638,000
Helix Energy Solutions Group	77,100 a,b	2,922,090
Helmerich & Payne	56,200	3,923,884
Lone Star Technologies	47,300 b	2,620,893
Newfield Exploration	84,000 b	3,519,600
NiSource	98,700 a	1,995,714
Noble Energy	81,600	3,583,872
Oneok	74,700	2,409,075
Pioneer Natural Resources	66,900	2,960,325
Plains Exploration & Production	82,700 b	3,195,528
Pride International	175,400 b	5,468,972
Questar	48,700	3,411,435
Southwestern Energy	67,100 b	2,159,949
Tesoro	45,400	3,102,636
UGI	110,300	2,324,021
Unit	39,300 b	2,190,975
		47,426,969
Health Care--9.9%		
Alkermes	125,500 a,b	2,767,275
Endo Pharmaceuticals Holdings	60,000 b	1,968,600
Henry Schein	47,800 b	2,287,708
Idexx Laboratories	39,500 a,b	3,411,220
Invitrogen	55,600 b	3,899,228
Kindred Healthcare	48,100 a,b	1,209,715
King Pharmaceuticals	117,500 b	2,026,875
Kos Pharmaceuticals	33,700 b	1,609,849
Laboratory Corp. of America Holdings	61,600 b	3,602,368
Magellan Health Services	91,900 b	3,719,193
Mine Safety Appliances	59,800	2,511,600
Pediatrix Medical Group	24,200 b	2,483,888
Respironics	61,800 b	2,404,638
Sepracor	70,400 a,b	3,436,224
United Therapeutics	25,700 a,b	1,703,396
Universal Health Services, Cl. B	64,000	3,250,560
Varian Medical Systems	78,400 b	4,402,944
		46,695,281
Interest Sensitive--18.9%		
AG Edwards	71,400	3,560,004
American Capital Strategies	55,000 a	1,933,800
American Financial Group/OH	105,800	4,402,338
AmeriCredit	122,100 b	3,752,133
AmerUs Group	38,700	2,331,288
Camden Property Trust	45,100	3,249,455
CBL & Associates Properties	77,500	3,289,875
City National/Beverly Hills, CA	51,800	3,977,722
Colonial BancGroup	205,200	5,130,000
Colonial Properties Trust	45,700 a	2,290,941
CompuCredit	64,900 a,b	2,388,969
Delphi Financial Group, Cl. A	45,000	2,323,350
Dime Bancorp (Warrants)	19,900	3,383
Downey Financial	32,500 a	2,187,250
Equity One	106,700	2,620,552
First American	112,600	4,409,416
FirstFed Financial	58,000 a,b	3,468,980
Greater Bay Bancorp	104,100	2,887,734
Hanover Insurance Group	44,500	2,332,690
Legg Mason	63,100	7,908,323
Liberty Property Trust	83,400 a	3,933,144
New Plan Excel Realty Trust	168,100	4,360,514
Selective Insurance Group	42,500	2,252,500
Sky Financial Group	94,300	2,498,950
Synovus Financial	122,600	3,321,234
Unitrin	55,900	2,599,909
Wilmington Trust	52,100	2,258,535
WR Berkley	59,700	3,466,182
		89,139,171
Producer Goods--17.4%		
Airgas	111,800	4,370,262
Alliant Techsystems	35,700 b	2,754,969
Applied Industrial Technologies	69,300	3,090,780
Ashland	43,000	3,056,440
Avery Dennison	45,700	2,672,536
CH Robinson Worldwide	133,500	6,553,515
Commercial Metals	41,200	2,203,788
Consol Energy	23,000	1,705,680
Eagle Materials	50,700 a	3,232,632
Energizer Holdings	49,700 b	2,634,100
Florida Rock Industries	37,950	2,133,549
Graco	52,700	2,394,161
HB Fuller	70,800	3,634,872
Jacobs Engineering Group	27,000 b	2,341,980
Joy Global	37,350	2,232,410
Landstar System	52,300	2,307,476
NVR	3,500 a,b	2,586,325
Overseas Shipholding Group	58,800	2,818,284
Packaging Corp. of America	90,500 a	2,030,820
Peabody Energy	130,000	6,553,300
Quanex	36,600	2,438,658
Silgan Holdings	53,500 a	2,149,095
Teleflex	33,100	2,370,953
Terex	27,500 b	2,179,100
Texas Industries	36,800	2,226,032
Thomas & Betts	55,500 b	2,851,590
Toll Brothers	54,800 b	1,897,724
Universal Forest Products	30,400	1,930,096
Watsco	37,800	2,685,690
		82,036,817
Services--9.3%		
Catalina Marketing	69,600	1,607,760
Ceridian	104,000 b	2,646,800
ChoicePoint	63,200 b	2,828,200
Corporate Executive Board	41,500	4,187,350
Education Management	66,100 b	2,749,760
Equifax	71,100	2,647,764
Fair Isaac	69,500	2,753,590
Getty Images	31,500 a,b	2,358,720
Global Payments	52,900	2,804,229
ITT Educational Services	54,200 b	3,471,510
John H. Harland	44,000	1,729,200
NAVTEQ	28,400 b	1,438,460
Republic Services	95,900	4,076,709
Rollins	67,200	1,360,128
Washington Post, Cl. B	5,900 a	4,582,825
Weight Watchers International	49,000 a	2,518,600
		43,761,605
Technology--12.9%		
Adtran	84,000	2,199,120
Amphenol, Cl. A	82,800	4,320,504
Arrow Electronics	160,900 b	5,192,243
Cadence Design Systems	188,500 b	3,485,365
Checkfree	38,200 b	1,929,100
Harris	82,200	3,887,238
Imation	70,600	3,029,446
Lam Research	126,800 b	5,452,400
MEMC Electronic Materials	134,600 b	4,969,432
Microchip Technology	167,100	6,065,730
Novell	292,500 b	2,246,400
Novellus Systems	86,700 b	2,080,800
SanDisk	73,200 b	4,210,464
Sybase	158,100 b	3,339,072
Transaction Systems Architects	89,000 b	2,777,690
VeriFone Holdings	89,200 a,b	2,701,868
Western Digital	154,700 b	3,005,821
		60,892,693
Utilities--5.7%		
Black Hills	84,100	2,859,400
CenturyTel	84,500	3,305,640
Energy East	168,200	4,087,260
Great Plains Energy	106,700	3,003,605
Laidlaw International	58,200	1,583,040
NRG Energy	64,100 a,b	2,898,602
Pacer International	43,000	1,405,240
Pinnacle West Capital	54,500	2,130,950
PNM Resources	85,200	2,078,880
WPS Resources	70,500 a	3,470,010
		26,822,627
Total Common Stocks (cost $408,720,392)		**468,549,334**

Other Investment--.7%	**Shares**	**Value ($)**
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $3,439,000)	3,439,000 [c]	**3,439,000**

Investment of Cash Collateral for Securities Loaned--9.3%	**Shares**	**Value ($)**
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Fund		
(cost $43,882,157)	43,882,157 [c]	**43,882,157**

Total Investments (cost $456,041,549)	**109.3%**	**515,870,491**
Liabilities, Less Cash and Receivables	**(9.3%)**	**(43,858,152)**
Net Assets	**100.0%**	**472,012,339**

a All or a portion of these securities are on loan. At March 31, 2006, the total market value of the portfolio's securities on loan is $42,753,817 and the total market value of the collateral held by the portfolio is $43,882,157.

b Non-income producing security.

c Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

Dreyfus Investment Portfolios, Small Cap Stock Index Portfolio

March 31, 2006 (Unaudited)

Common Stocks--99.6%	Shares	Value ($)
Consumer Cyclical--15.2%		
Aaron Rents	33,800	918,346
Albany International, Cl. A	26,700	1,017,003
Angelica	6,800	139,536
Arctic Cat	14,900	358,494
Ashworth	6,900 a	68,517
Audiovox, Cl. A	16,800 a	200,592
Aztar	29,800 a	1,251,302
Bally Total Fitness Holding	20,000 a,b	187,400
Bassett Furniture Industries	9,600	191,520
Brown Shoe	17,300	907,904
Burlington Coat Factory Warehouse	12,300	559,035
Casey's General Stores	43,400	992,558
Cato, Cl. A	29,650	707,449
CEC Entertainment	28,750 a	966,575
Children's Place Retail Stores	19,500 a	1,129,050
Christopher & Banks	30,050	697,461
Coachmen Industries	12,300 b	139,974
Cost Plus	14,200 a	242,820
CPI	6,100	124,440
Dress Barn	19,600 a,b	939,820
Ethan Allen Interiors	27,800 b	1,168,156
Finish Line, Cl. A	37,300	613,585
Fleetwood Enterprises	54,600 a	609,882
Fossil	37,100 a	689,318
Fred's	33,400	442,884
Frontier Airlines	23,600 a,b	181,720
Genesco	20,700 a	805,023
Great Atlantic & Pacific Tea	13,300 a	464,569
Group 1 Automotive	20,100	955,554
Guitar Center	21,700 a	1,035,090
Gymboree	24,600 a	640,584
Hancock Fabrics/DE	5,600	20,384
Haverty Furniture Cos.	20,100	288,435
Hibbett Sporting Goods	32,700 a	1,078,773
HOT Topic	32,670 a	473,715
IHOP	17,000	814,980
Insight Enterprises	37,500 a	825,375
Interface, Cl. A	37,500 a	517,875
J Jill Group	14,500 a	346,695
Jack in the Box	31,100 a	1,352,850
Jakks Pacific	25,800 a,b	689,892
Jo-Ann Stores	13,325 a,b	179,355
JOS A Bank Clothiers	11,375 a,b	545,431
K-Swiss, Cl. A	25,100	756,514
K2	33,000 a	414,150
Kellwood	22,800	715,692
La-Z-Boy	42,200 b	717,400
Landry's Restaurants	13,500	476,955
Lenox Group	11,000 a	144,100
LKQ	37,700 a	784,537
Lone Star Steakhouse & Saloon	17,600	500,192
Longs Drug Stores	24,700	1,143,116

Marcus	17,100	341,145
MarineMax	11,800 a	395,536
Men's Wearhouse	44,500	1,599,330
Mesa Air Group	32,400 a	370,656
Midas	9,400 a	205,578
Monaco Coach	21,600	289,440
Multimedia Games	24,100 a,b	358,608
National Presto Industries	1,500	73,755
Nautilus	26,100 b	390,195
O'Charleys	20,100 a	371,046
Oshkosh Truck	62,100	3,865,104
Oxford Industries	12,100	618,673
Panera Bread, Cl. A	25,400 a	1,909,572
Papa John's International	23,000 a	754,630
PEP Boys-Manny Moe & Jack	39,400	595,334
PF Chang's China Bistro	20,000 a,b	985,800
Phillips-Van Heusen	31,700	1,211,257
Pinnacle Entertainment	37,100 a	1,045,107
Polaris Industries	36,100 b	1,969,616
Quiksilver	92,100 a	1,276,506
Rare Hospitality International	27,350 a	952,601
Red Robin Gourmet Burgers	10,600 a	500,320
Russ Berrie & Co.	8,100	123,120
Russell	24,100	332,580
Ryan's Restaurant Group	34,900 a	506,050
School Specialty	19,100 a,b	658,950
SCP Pool	44,225	2,074,595
Select Comfort	31,800 a,b	1,257,690
Shuffle Master	28,250 a,b	1,009,655
Skywest	46,600	1,363,982
Sonic	48,750 a	1,712,587
Sonic Automotive	28,200	782,832
Stage Stores	20,400	606,900
Standard Motor Products	5,500	48,840
Steak n Shake	22,700 a	478,970
Stein Mart	27,100	472,082
Stride Rite	31,300 b	453,224
Sturm Ruger & Co.	14,300 b	114,114
Superior Industries International	18,100 b	350,416
Too	27,500 a	944,625
Toro	37,000	1,766,750
Tractor Supply	26,300 a	1,744,742
Triarc Cos., Cl. B	38,800	678,224
Tuesday Morning	19,400	447,946
Wabash National	25,900 b	511,525
Winnebago Industries	29,600 b	898,064
WMS Industries	16,300 a,b	490,630
Wolverine World Wide	48,600	1,075,518
Zale	39,400 a	1,104,382
		74,221,379

Consumer Staples--2.7%		
Alliance One International	63,000	306,180
American Italian Pasta, Cl. A	18,500 b	115,810
Corn Products International	60,700	1,794,899
Delta & Pine Land	31,600	953,056
Flowers Foods	42,400	1,259,280
Hain Celestial Group	29,100 a	762,129
Hansen Natural	10,300 a,b	1,298,315
J & J Snack Foods	13,300	446,747
Lance	24,100	542,250
Libbey	10,300	72,924
Nash Finch	13,000	388,700
Peet's Coffee & Tea	9,400 a,b	282,000
Performance Food Group	33,600 a	1,047,984
Playtex Products	49,200 a	515,124
Ralcorp Holdings	24,600 a	936,030
Sanderson Farms	11,000	246,400
TreeHouse Foods	26,700 a	708,885
United Natural Foods	31,600	1,105,052
WD-40	15,700 b	484,345
		13,266,110
Energy--9.0%		
American States Water	11,650	435,244
Atmos Energy	68,100	1,793,073
Atwood Oceanics	10,800 a	1,090,908
Cabot Oil & Gas	39,000	1,869,270
CARBO Ceramics	14,500	825,195
Cascade Natural Gas	8,500 b	167,450
Cimarex Energy	71,300	3,084,438
Dril-Quip	6,000 a	425,100
Energen	61,900	2,166,500
Frontier Oil	48,300	2,866,605
Helix Energy Solutions Group	66,500 a	2,520,350
Hydril	15,600 a	1,216,020
Laclede Group	18,200 b	626,444
Lone Star Technologies	28,400 a	1,573,644
New Jersey Resources	24,100	1,090,525
Northwest Natural Gas	22,700	805,623
Oceaneering International	22,800 a	1,306,440
Penn Virginia	14,400	1,022,400
Petroleum Development	14,100 a	639,576
Piedmont Natural Gas	60,600 b	1,453,794
Remington Oil & Gas	20,500 a	886,010
South Jersey Industries	23,700 b	646,299
Southern Union	81,643	2,027,196
Southwest Gas	32,300	902,785
St. Mary Land & Exploration	46,700 b	1,906,761
Stone Energy	22,700 a	1,001,751
Swift Energy	25,800 a	966,468
Tetra Technologies	27,200 a	1,279,488
UGI	88,800	1,871,016
Unit	40,100 a	2,235,575
Veritas DGC	31,000 a	1,407,090
W-H Energy Services	23,300 a	1,036,617
World Fuel Services	23,100	934,164
		44,079,819
Health Care--11.2%		
Alpharma, Cl. A	37,900	1,016,478

Amedisys	12,800 a,b	444,800
American Medical Systems Holdings	55,700 a	1,253,250
AMERIGROUP	42,700 a	898,408
Amsurg	27,450 a	622,840
Analogic	12,100	801,020
ArQule	24,600 a	141,204
ArthroCare	19,400 a	927,708
BIOLASE Technology	9,000 a,b	85,950
Biosite	14,300 a,b	742,599
Bradley Pharmaceuticals	14,600 a,b	217,102
Cambrex	22,600	441,604
Centene	35,100 a,b	1,023,867
Chemed	20,900	1,240,206
CNS	14,100	303,714
Conmed	23,600 a	451,940
Connetics	24,900 a,b	421,557
Cooper Cos.	36,200	1,955,886
Cyberonics	17,800 a	458,706
Datascope	12,500	494,500
Diagnostic Products	20,400	971,652
DJ Orthopedics	18,100 a	719,656
Enzo Biochem	25,266 a	341,091
First Horizon Pharmaceutical	23,400 a	589,914
Genesis HealthCare	16,400 a	720,616
Haemonetics/Mass.	23,100 a	1,172,787
Healthways	28,100 a	1,431,414
Hologic	35,900 a	1,987,065
Hooper Holmes	53,500 b	154,615
ICU Medical	12,400 a	448,756
IDEXX Laboratories	27,100 a	2,340,356
Immucor	37,950 a	1,088,785
Integra LifeSciences Holdings	14,900 a	610,602
Intermagnetics General	30,600 a	766,530
Invacare	28,100	872,786
Kensey Nash	7,400 a,b	211,640
Laserscope	15,200 a,b	359,480
LCA-Vision	17,550 b	879,431
Matria Healthcare	16,500 a	626,340
Mentor	31,400	1,422,734
Merit Medical Systems	22,100 a	265,421
MGI Pharma	62,200 a	1,088,500
Nature's Sunshine Products	10,400 b	130,000
NBTY	46,700 a	1,051,684
Noven Pharmaceuticals	15,200 a	273,752
Odyssey HealthCare	30,400 a	523,184
Osteotech	13,400 a	58,692
Owens & Minor	34,900	1,143,673
Pediatrix Medical Group	21,700 a	2,227,288
PolyMedica	19,300	817,548
Possis Medical	17,100 a	173,736
Regeneron Pharmaceuticals	35,100 a	583,713
RehabCare Group	14,200 a	267,670
Resmed	60,600 a	2,665,188
Respironics	60,700 a	2,361,837
Savient Pharmaceuticals	47,200 a	251,576
SFBC International	14,100 a,b	343,758
Sierra Health Services	44,200 a	1,798,940
Sunrise Senior Living	32,400 a	1,262,628

SurModics	15,100 a,b	533,936
Sybron Dental Specialties	34,500 a	1,422,780
Theragenics	26,800 a	84,688
United Surgical Partners International	36,450 a	1,290,695
USANA Health Sciences	9,100 a,b	379,652
Ventiv Health	21,500 a	714,230
Viasys Healthcare	24,200 a	727,936
Vital Signs	6,200	340,566
		54,442,860
Interest Sensitive--15.4%		
Acadia Realty Trust	24,100	567,555
Anchor Bancorp Wisconsin	15,300	463,743
BankAtlantic Bancorp, Cl. A	36,100	519,479
BankUnited Financial, Cl. A	28,500	770,640
Boston Private Financial Holdings	28,000	946,120
Brookline Bancorp	47,600	737,324
Cash America International	23,800	714,476
Central Pacific Financial	26,600	976,752
Chittenden	37,125 b	1,075,511
Colonial Properties Trust	37,600 b	1,884,888
Commercial Net Lease Realty	47,000	1,095,100
Community Bank System	25,600	571,648
Delphi Financial Group, Cl. A	25,100	1,295,913
Dime Community Bancshares	19,100	274,467
Downey Financial	18,700	1,258,510
East West Bancorp	50,400	1,942,920
EastGroup Properties	17,500	830,200
Entertainment Properties Trust	24,100	1,011,718
Essex Property Trust	19,500	2,120,235
Fidelity Bankshares	17,700	595,251
Financial Federal	21,550	631,415
First Bancorp/Puerto Rico	70,600	872,616
First Commonwealth Financial	58,700	860,542
First Midwest Bancorp/IL	39,900	1,459,143
First Republic Bank/San Francisco, CA	21,100	798,002
FirstFed Financial	15,600 a,b	933,036
Flagstar Bancorp	30,800 b	465,080
Franklin Bank/Houston, TX	22,100 a	424,983
Fremont General	54,200 b	1,168,552
Glacier Bancorp	24,400	757,620
Glenborough Realty Trust	26,900	585,075
Gold Banc	29,200	534,944
Hanmi Financial	34,900	630,294
Harbor Florida Bancshares	15,300	579,411
Hilb, Rogal & Hobbs	27,100	1,117,062
Infinity Property & Casualty	17,200	717,928
Investment Technology Group	33,200 a	1,653,360
iPayment	12,800 a	548,480
Irwin Financial	17,500	338,275
Kilroy Realty	23,300	1,800,158
LaBranche & Co.	52,700 a,b	833,187
LandAmerica Financial Group	16,000 b	1,085,600
Lexington Corporate Properties Trust	45,800	954,930
LTC Properties	17,100	397,746
MAF Bancorp	23,100	1,011,087
Nara Bancorp	20,100	352,755
NCO Group	28,500 a	676,875
New Century Financial	47,450 b	2,183,649

Parkway Properties/Md	12,900	563,472
Philadelphia Consolidated Holding	46,100 a	1,573,854
Piper Jaffray Cos.	17,500 a	962,500
Portfolio Recovery Associates	13,900 a	650,937
Presidential Life	20,700	525,987
PrivateBancorp	14,100 b	585,009
ProAssurance	23,700 a	1,232,400
Prosperity Bancshares	18,000	543,780
Provident Bankshares	26,400	962,280
Republic Bancorp/MI	61,503	740,496
Rewards Network	19,400 a	154,424
RLI	17,600	1,008,480
Selective Insurance Group	24,300 b	1,287,900
Shurgard Storage Centers, Cl. A	38,100	2,538,603
South Financial Group	57,700	1,508,855
Sovran Self Storage	15,100	833,520
Sterling Bancshares/TX	41,200	743,660
Sterling Financial/WA	28,380	823,020
Stewart Information Services	16,700	786,236
Susquehanna Bancshares	39,500	1,017,915
SWS Group	13,500	353,025
Town & Country Trust	12,500	507,375
Trustco Bank NY	62,200 b	756,974
UCBH Holdings	76,300	1,443,596
UICI	28,500	1,054,215
Umpqua Holdings	35,000	997,500
United Bankshares	30,400 b	1,163,408
United Fire & Casualty	15,500	509,950
Whitney Holding	54,200	1,921,932
Wintrust Financial	19,500	1,134,315
World Acceptance	16,100 a	441,140
Zenith National Insurance	32,100 b	1,544,973
		74,895,986

Producer Goods--22.4%		
AAR	28,900 a	823,072
Acuity Brands	36,100	1,444,000
Aleris International	24,165 a	1,161,611
AM Castle & Co.	7,900 b	233,050
AMCOL International	17,200	495,360
AO Smith	18,900	997,920
Apogee Enterprises	21,800	367,984
Applied Industrial Technologies	22,300	994,580
Aptargroup	29,000	1,602,250
Arch Chemicals	20,000	608,000
Arkansas Best	23,500	919,320
Armor Holdings	24,900 a	1,451,421
Astec Industries	14,500 a,b	520,550
ASV	14,100 a,b	454,302
Baldor Electric	24,100	816,267
Barnes Group	16,300	660,150
Belden CDT	35,100	955,773
Brady, Cl. A	40,900	1,532,114
Briggs & Stratton	41,800	1,478,466
Bristow Group	18,400 a	568,560
Brush Engineered Materials	15,400 a	304,150
Buckeye Technologies	21,500 a	194,575
Building Material Holding	26,300 b	937,332
C & D Technologies	14,800 b	136,752
Caraustar Industries	18,400 a	189,336
Carpenter Technology	17,700	1,673,004
Century Aluminum	18,700 a	793,815
Champion Enterprises	62,400 a	933,504
Chaparral Steel	18,100 a	1,175,052
Chesapeake	17,300	240,124
Clarcor	43,700	1,555,720
Cleveland-Cliffs	18,900 b	1,646,568
Commercial Metals	50,800	2,717,292
Cubic	15,000	359,100
Curtiss-Wright	17,600	1,165,120
Deltic Timber	9,200	557,520
Drew Industries	12,400 a	440,820
EDO	11,000	339,350
EGL	27,900 a	1,255,500
ElkCorp	14,200	479,250
EMCOR Group	25,600 a	1,271,296
EnPro Industries	18,300 a	627,690
Forward Air	26,100	973,269
Gardner Denver	21,100 a	1,375,720
GenCorp	40,000 a,b	822,000
Georgia Gulf	31,100	808,289
Greatbatch	18,300 a	400,953
Griffon	21,100 a	524,124
HB Fuller	26,400	1,355,376
Headwaters	34,600 a,b	1,376,734
Heartland Express	37,600	819,304
HUB Group, Cl. A	19,000 a	866,020
IDEX	42,700	2,227,659
Insituform Technologies, Cl. A	20,300 a	539,980
JLG Industries	89,300	2,749,547
Kaman	22,700	571,132
Kansas City Southern	56,500 a,b	1,395,550

Kaydon	25,100 b	1,013,036
Kirby	21,600 a	1,471,176
Knight Transportation	42,875	846,781
Landstar System	51,000	2,250,120
Lawson Products	3,400	139,196
Lennox International	47,700	1,424,322
Lindsay Manufacturing	10,800	292,572
Lufkin Industries	10,200	565,488
Lydall	10,000 a	96,500
M/I Homes	8,300	390,100
MacDermid	19,100 b	614,065
Manitowoc	24,400	2,224,060
Massey Energy	63,000 b	2,272,410
Maverick Tube	36,700 a	1,944,733
Meritage Homes	19,900 a	1,093,704
Moog, Cl. A	31,750 a	1,126,808
Mueller Industries	33,400	1,192,046
Myers Industries	29,402	470,138
NCI Building Systems	17,700 a	1,057,929
Neenah Paper	14,000	458,500
NS Group	21,200 a	975,836
NVR	4,100 a	3,029,695
Old Dominion Freight Line	23,050 a	621,198
OM Group	19,700 a	453,100
Omnova Solutions	31,500 a	192,780
Penford	9,000	144,720
PolyOne	77,800 a	725,096
Pope & Talbot	9,000	61,200
Quaker Chemical	5,900	128,325
Quanex	22,700	1,512,501
Regal-Beloit	24,900	1,052,523
Reliance Steel & Aluminum	24,300	2,282,256
Robbins & Myers	9,300	200,880
Rock-Tenn, Cl. A	25,700 b	385,243
Rogers	12,800 a	697,344
RTI International Metals	17,400 a	954,390
Ryerson	18,600 b	497,736
Schulman (A.)	26,700	660,825
Schweitzer-Mauduit International	11,400	273,600
SEACOR Holdings	16,300 a	1,290,960
Simpson Manufacturing	29,600	1,281,680
Skyline	6,300	260,694
Spectrum Brands	28,100 a	610,332
Standard-Pacific	56,100	1,886,082
Standex International	9,900 b	313,434
Steel Technologies	11,400	277,020
Stewart & Stevenson Services	20,900	762,432
Teledyne Technologies	29,600 a	1,053,760
Texas Industries	20,900	1,264,241
Tredegar	22,900	364,339
Triumph Group	12,900 a	570,954
Tronox, Cl. B	32,000 a	543,680
United Stationers	28,900 a	1,534,590
Universal Forest Products	15,100	958,699
Universal Technical Institute	20,500 a	617,050
URS	34,100 a	1,372,525
Valmont Industries	15,200 b	639,008
Watsco	20,900	1,484,945

Watts Water Technologies, Cl. A	21,300 b	774,042
Wausau Paper	36,600	518,622
Wellman	12,000	76,320
Wolverine Tube	2,500 a	10,050
Woodward Governor	27,300	907,725
		109,049,393
Services--7.9%		
4Kids Entertainment	9,800 a	168,462
ABM Industries	33,500	642,195
Administaff	21,300	1,157,868
ADVO	27,450	878,400
Arbitron	27,100	916,522
Bowne & Co.	24,300	405,081
Brightpoint	34,500 a	1,071,570
CACI International, Cl. A	25,400 a	1,670,050
CDI	9,000	258,930
Central Parking	12,000 b	192,000
Cerner	51,500 a,b	2,443,675
CIBER	40,700 a	259,666
Consolidated Graphics	11,800 a,b	615,016
Cross Country Healthcare	17,400 a	336,864
Daktronics	12,500	456,250
Digital Insight	28,900 a	1,051,960
eFunds	35,600 a	919,904
Factset Research Systems	29,300	1,299,455
G & K Services, Cl. A	17,800 b	757,212
Gentiva Health Services	21,100 a	384,231
Gevity HR	23,100	565,026
Global Payments	56,000	2,968,560
Healthcare Services Group	26,850 b	573,516
Heidrick & Struggles International	16,100 a	584,108
Intrado	14,900 a	387,102
John H. Harland	25,400	998,220
Keane	33,300 a	524,475
Kronos/MA	27,100 a	1,013,269
Labor Ready	47,500 a	1,137,625
Live Nation	55,700 a	1,105,088
Mantech International, Cl. A	15,800 a	524,876
MAXIMUS	18,500	665,630
MIVA	10,000 a	40,800
Mobile Mini	24,600 a	760,632
Parexel International	22,500 a	594,900
Paxar	26,600 a	520,562
Pegasus Solutions	9,500 a	89,395
Pre-Paid Legal Services	10,600 b	376,088
Shaw Group	63,200 a	1,921,280
SourceCorp	13,300 a	320,663
Spherion	55,800 a	580,320
Standard Register	10,000	155,000
Startek	11,300	266,228
Talx	25,750	733,360
Tetra Tech	48,800 a	931,592
Thomas Nelson	8,500	248,625
Vertrue	8,300 a	346,940
Viad	18,300	627,324
Volt Information Sciences	7,100 a	216,976
Waste Connections	38,750 a	1,542,637
Watson Wyatt Worldwide, Cl. A	34,600	1,127,268

		38,333,396
Technology--14.3%		
Actel	19,600 a	312,424
Adaptec	89,300 a	493,829
Advanced Energy Industries	24,100 a	340,533
Aeroflex	60,800 a	834,784
Agilysys	29,500	444,270
Altiris	20,600 a	453,406
Anixter International	28,000 b	1,337,840
Ansys	28,700 a	1,554,105
Applied Signal Technology	8,700	172,521
Artesyn Technologies	27,200 a	297,840
ATMI	31,100 a	939,220
Avid Technology	34,367 a	1,493,590
Axcelis Technologies	81,300 a	476,418
Bel Fuse, Cl. B	13,000	455,390
Bell Microproducts	23,300 a,b	143,528
Benchmark Electronics	35,700 a	1,369,095
Black Box	14,300	687,115
Blue Coat Systems	9,300 a	202,182
Brooks Automation	58,512 a	833,211
C-COR	29,200 a	255,208
Captaris	18,000 a	83,340
Carreker	15,900 a	102,237
Catapult Communications	8,900 a	118,370
Ceradyne	21,850 a,b	1,090,315
Checkpoint Systems	32,500 a	873,600
Cognex	36,900	1,093,716
Coherent	27,600 a	969,036
Cohu	18,000 b	381,960
Coinstar	23,100 a,b	598,521
Comtech Telecommunications	19,100 a	557,147
CTS	29,200	390,696
Cymer	31,400 a	1,426,816
Dendrite International	35,400 a	483,210
Digi International	16,900 a	197,223
Diodes	18,300 a	759,450
Dionex	17,900 a	1,100,492
Ditech Communications	24,100 a	251,845
DSP Group	24,900 a	722,349
Electro Scientific Industries	26,300 a	582,019
Epicor Software	23,000 a	308,890
EPIQ Systems	13,500 a	256,500
ESS Technology	26,400 a	87,648
Esterline Technologies	22,600 a	966,150
Exar	27,600 a	394,128
FEI	17,400 a	345,390
Filenet	35,600 a	961,912
Flir Systems	55,700 a	1,582,437
Gerber Scientific	18,100 a	187,154
Global Imaging Systems	19,700 a	748,206
Harmonic	48,700 a	310,219
Hutchinson Technology	19,500 a	588,315
Hyperion Solutions	49,700 a	1,620,220
InfoSpace	23,600 a	659,620
Input/Output	45,000 a,b	436,950
Inter-Tel	20,100	430,944
Internet Security Systems	33,000 a	791,340

Itron	22,400 a	1,340,640
j2 Global Communications	22,400 a,b	1,052,800
JDA Software Group	23,100 a	333,564
Keithley Instruments	13,700 b	210,432
Komag	27,100 a,b	1,289,960
Kopin	58,000 a,b	290,580
Kulicke & Soffa Industries	40,000 a	381,600
Littelfuse	18,500 a	631,405
Manhattan Associates	24,100 a	530,200
MapInfo	16,200 a,b	227,124
Mercury Computer Systems	16,500 a	267,300
Methode Electronics	35,200	383,328
Micros Systems	33,400 a	1,538,738
Microsemi	55,200 a	1,606,872
MRO Software	19,100 a	304,836
MTS Systems	19,600	819,868
Napster	27,000 a	91,260
Neoware	14,900 a	441,338
Netgear	28,100 a	534,181
Network Equipment Technologies	11,000 a	43,670
Novatel Wireless	19,000 a,b	170,050
Open Solutions	15,900 a	434,229
Park Electrochemical	19,400	572,300
PC-Tel	9,800 a	93,296
Per-Se Technologies	30,050 a	801,133
Pericom Semiconductor	17,800 a	175,508
Phoenix Technologies	16,000 a	108,480
Photon Dynamics	9,900 a	185,625
Photronics	37,800 a	709,128
Planar Systems	19,100 a,b	323,172
Power Integrations	26,600 a	659,148
Progress Software	34,300 a	997,787
Quality Systems	14,900 b	493,190
Radiant Systems	19,600 a	264,992
Radisys	18,100 a	359,285
Rudolph Technologies	16,000 a	272,800
SBS Technologies	13,200 a	213,840
Scansource	11,500 a	694,715
Secure Computing	44,200 a	510,068
Skyworks Solutions	130,500 a	886,095
Sonic Solutions	21,500 a,b	389,365
SPSS	14,100 a	446,406
Standard Microsystems	16,200 a	420,876
Supertex	9,000 a,b	338,580
Symmetricom	35,700 a	305,235
Synaptics	20,700 a	455,193
Take-Two Interactive Software	53,400 a,b	996,444
Technitrol	33,400 b	800,932
THQ	51,650 a,b	1,337,218
Tollgrade Communications	11,500 a	171,120
Trimble Navigation	45,500 a	2,049,775
Ultratech	14,500 a	354,960
Varian Semiconductor Equipment Associates	48,150 a	1,352,052
Veeco Instruments	18,900 a	441,315
ViaSat	19,500 a	558,675
Vicor	12,100	238,733
WebEx Communications	29,300 a	986,531
Websense	42,800 a	1,180,424

X-Rite	16,500	219,120
		69,842,365
Utilities--1.5%		
Allete	26,400	1,230,240
Avista	39,600	817,740
Central Vermont Public Service	10,500	222,705
CH Energy Group	11,000	528,000
Cleco	40,900	913,297
Commonwealth Telephone Enterprises	21,200	730,340
El Paso Electric	38,500 a	733,040
General Communication, Cl. A	34,200 a	413,478
Green Mountain Power	3,500	101,115
UIL Holdings	12,600	659,610
Unisource Energy	28,900	881,450
		7,231,015
Total Common Stocks		
(cost $344,243,559)		**485,362,323**

Short-Term Investment--.0%	Principal Amount ($)	Value ($)
U.S. Treasury Bills		
4.46%, 4/27/06		
(cost $129,586)	130,000 [c]	**129,610**

Other Investment--1.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $5,433,000)	5,433,000 [d]	**5,433,000**

Investment of Cash Collateral for Securities Loaned--9.7%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund		
(cost $47,145,273)	47,145,273 [d]	**47,145,273**

Total Investments (cost $396,951,418)	**110.4%**	**538,070,206**
Liabilities, Less Cash and Receivables	**(10.4%)**	**(50,745,875)**
Net Assets	**100.0%**	**487,324,331**

a Non-income producing security.

b All or a portion of these securities are on loan. At March 31, 2006, the total market value of the portfolio's securities on loan is $45,623,964 and the total market value of the collateral held by the portfolio is $47,145,273.

c Partially held by a broker as collateral for open financial futures positions.

d Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES

March 31, 2006 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 3/31/2006 ($)
Financial Futures Long				
Russell 2000 E-mini	46	3,550,280	June 2006	**94,885**

See notes to financial statements.

STATEMENT OF INVESTMENTS
Dreyfus Investment Portfolios, Technology Growth Portfolio
March 31, 2006 (Unaudited)

Common Stocks--95.3%	Shares		Value ($)
Computers--14.9%			
Apple Computer	57,500	a	3,606,400
Cognizant Technology Solutions, Cl. A	81,300	a	4,836,537
Dell	69,700	a	2,074,272
EMC/Massachusetts	234,300	a	3,193,509
Hewlett-Packard	80,300		2,641,870
Network Appliance	94,300	a	3,397,629
Seagate Technology	46,800	b	1,232,244
			20,982,461
Electronics--2.6%			
Garmin	46,000	b	**3,653,780**
Health Care--6.5%			
Amgen	38,900	a	2,829,975
Genentech	32,500	a	2,746,575
Teva Pharmaceutical Industries, ADR	85,600		3,525,008
			9,101,558
Internet--10.2%			
Akamai Technologies	85,100	a	2,798,939
Checkfree	58,500	a	2,954,250
eBay	26,300	a	1,027,278
Google, Cl. A	8,100	a	3,159,000
Yahoo!	137,800	a,b	4,445,428
			14,384,895
Semiconductors--19.3%			
Advanced Micro Devices	64,700	a	2,145,452
Applied Materials	75,500		1,322,005
Broadcom, Cl. A	114,650	a	4,948,294
Intel	54,000		1,044,900
Kla-Tencor	38,000		1,837,680
Linear Technology	9,900		347,292
Marvell Technology Group	67,200	a	3,635,520
MEMC Electronic Materials	49,100	a	1,812,772
National Semiconductor	81,900		2,280,096
Sirf Technology Holdings	24,200	a,b	856,922
Taiwan Semiconductor Manufacturing	2,196,201	a	4,344,223
Texas Instruments	65,200		2,117,044
Xilinx	13,700		348,802
			27,041,002
Software & Services--20.6%			
Accenture, Cl. A	147,800		4,444,346
Adobe Systems	107,800		3,764,376
Automatic Data Processing	75,400		3,444,272
Avid Technology	16,900	a	734,474
Citrix Systems	46,500	a	1,762,350
Electronic Arts	55,900	a	3,058,848
Infosys Technologies, ADR	46,100		3,589,346
Microsoft	114,600		3,118,266
Salesforce.com	15,400	a	559,482
SAP, ADR	62,000		3,367,840
Satyam Computer Services, ADR	23,300		1,019,608
			28,863,208
Telecommunications--21.2%			
Amdocs	104,100	a	3,753,846
Cisco Systems	170,100	a	3,686,067
Comverse Technology	145,600	a	3,425,968
Corning	254,900	a	6,859,359
Juniper Networks	147,000	a	2,810,640
Motorola	199,800		4,577,418
Qualcomm	90,600		4,585,266
			29,698,564
Total Common Stocks (cost $101,182,066)			**133,725,468**

Other Investment--8.2%	Shares		Value ($)
Registered Investment Company;			
Dreyfus Institutional Preferred Plus Money Market Fund (cost $11,575,718)	11,575,718	c	**11,575,718**

Investment of Cash Collateral for Securities Loaned--2.5%	Shares		Value ($)
Registered Investment Company;			
Dreyfus Institutional Cash Advantage Fund (cost $3,501,261)	3,501,261	c	**3,501,261**

Total Investments (cost $116,259,045)	**106.0%**	**148,802,447**
Liabilities, Less Cash and Receivables	**(6.0%)**	**(8,377,694)**
Net Assets	**100.0%**	**140,424,753**

ADR - American Depository Receipts
a Non-income producing security.
b All or a portion of these securities are on loan. At March 31, 2006, the total market value of the portfolio's securities on loan is $3,416,268 and the total market value of the collateral held by the portfolio is $3,501,261.
c Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.